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Exhibit 99.1

F-i

INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDER OF NOVA CHEMICALS CORPORATION

        We have audited the accompanying consolidated financial statements of NOVA Chemicals Corporation, which comprise the consolidated statements of financial position as at December 31, 2011 and 2010 and January 1, 2010 and the consolidated statements of income, comprehensive income, cash flows and changes in equity for the years ended December 31, 2011 and December 31, 2010 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

        Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

        Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

        We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of NOVA Chemicals Corporation as at December 31, 2011 and 2010 and January 1, 2010, and its financial performance and its cash flows for the years ended December 31, 2011 and 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

ERNST & YOUNG LLP
Chartered Accountants
March 12, 2012
Calgary, Canada

 CONSOLIDATED INCOME STATEMENTS

Year ended December 31 (millions of U.S. dollars)	Notes	2011	2010
Revenue		$5,241	$4,576
Feedstock and operating costs		4,026	3,737
Research and development		41	37
Sales and marketing		29	27
General and administrative		138	178

		4,234	3,979

Operating profit from continuing operations		1,007	597

Finance costs, net	18	(166)	(186)
Other losses, net	19	(18)	(50)

		(184)	(236)

Profit before income taxes from continuing operations		823	361
Income tax expense	20	(215)	(124)

Profit from continuing operations		608	237
Profit from discontinued operations, net tax	5	7	26

Profit		$615	$263

Refer to the accompanying Notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Year ended December 31 (millions of U.S. dollars)	Notes	2011	2010
Profit		$615	$263
Exchange differences on translation of foreign operations from continuing operations		2	(5)
Exchange differences on translation of foreign operations from discontinued operations		(2)	2
Recycled to income statement on disposal of foreign operations		(5)	—

		(5)	(3)

Actuarial losses arising from employee benefit plan liabilities from continuing operations	21	(167)	(67)
Income tax effect		41	17

		(126)	(50)

Actuarial losses arising from employee benefit plan liabilities from discontinued operations		—	(9)
Income tax effect		—	—

		—	(9)

		(126)	(59)

Other comprehensive loss		(131)	(62)

Comprehensive income		$484	$201

Refer to the accompanying Notes to the Consolidated Financial Statements

 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions of U.S. dollars)	Notes	December 31 2011	December 31 2010	January 1 2010
ASSETS
Current assets
Cash and cash equivalents		$960	$306	$238
Trade and other receivables	6	510	477	376
Inventories	7	575	450	495
Income taxes receivable		31	48	50
Restricted cash	8	85	—	—
Other current assets	8	82	57	51

		2,243	1,338	1,210
Assets held for sale	5	22	81	—

		2,265	1,419	1,210
Intangible assets	9	435	465	492
Restricted cash	10	—	85	—
Other non-current assets	10	25	85	118
Investments in joint ventures	11	—	—	33
Deferred tax assets	20	37	65	61
Property, plant and equipment	12	3,446	3,456	3,560

		$6,208	$5,575	$5,474

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	13	$343	$334	$404
Other current liabilities	14	178	125	116
Income taxes payable		40	67	6
Provisions	16	109	5	18
Long-term debt due within one year	15	582	10	434

		1,252	541	978
Liabilities associated with assets held for sale	5	7	4	—

		1,259	545	978
Long-term debt	15	1,159	1,685	1,512
Other non-current liabilities	17	48	43	36
Employee benefit plan liability	21	449	322	288
Provisions	16	105	193	88
Deferred tax liability	20	808	816	802

		3,828	3,604	3,704

EQUITY
Issued capital		786	861	861
Foreign currency translation reserve		(3)	2	5
Retained earnings		1,597	1,108	904

		2,380	1,971	1,770

		$6,208	$5,575	$5,474

On behalf of the Board of Directors:

/s/ Stephen Soules STEPHEN SOULES Chairman of the Audit Committee	/s/ Randy Woelfel RANDY WOELFEL Director

Refer to the accompanying Notes to the Consolidated Financial Statements

 CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31 (millions of U.S. dollars)	Notes	2011	2010
OPERATING ACTIVITIES
Profit before tax		$830	$387
Profit from discontinued operations, net of tax		(7)	(26)

Profit before tax from continuing operations		$823	$361
Non-cash adjustments to reconcile profit before tax to net cash flows:
Depreciation and amortization		271	248
Unrealized (gain) loss on derivatives	24	(2)	15
Unrealized foreign exchange gain		—	(1)
Other losses, net		1	—
Impairment charge	3, 12	6	20
Movements in provisions and pensions		(27)	65
Finance costs, net		161	182

		1,233	890
Working capital adjustments:
Trade and other receivables		(38)	(95)
Inventories		(124)	50
Other current assets		(24)	(9)
Trade and other payables		18	(72)
Other current liabilities		(17)	(6)

		(185)	(132)
Changes in other non-current assets and liabilities		57	(77)

		(128)	(209)
Interest received		3	6
Income tax paid, net of refunds		(145)	(16)

Cash provided by operating activities from continuing operations		963	671
Cash used in operating activities from discontinued operations		(13)	(16)

Cash provided by operating activities		950	655
INVESTING ACTIVITIES
Purchase of property, plant and equipment		(158)	(126)
Turnaround costs		(80)	(23)
Proceeds from sale of property, plant and equipment		1	1
Proceeds from sale of investment in joint ventures		55	—
Purchase of intangible assets		(2)	(5)
Proceeds from dissolution of other investments		5	6
Dividends received		—	1

Cash used in investing activities from continuing operations		(179)	(146)
Cash used in investing activities from discontinued operations		(1)	—

Cash used in investing activities		(180)	(146)
FINANCING ACTIVITIES
Long-term debt repayments		(10)	(315)
Increase in accounts receivable securitization funding		28	32
Interest paid		(134)	(158)

Cash used in financing activities		(116)	(441)

Increase in cash and cash equivalents		654	68
Cash and cash equivalents, beginning of year		306	238

Cash and cash equivalents, end of year		$960	$306

Refer to the accompanying Notes to the Consolidated Financial Statements

 CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(millions of U.S. dollars)	Notes	Issued capital(1)	Foreign currency translation reserve	Retained earnings	Total equity
At January 1, 2010		$861	$5	$904	$1,770
Profit for the year		—	—	263	263
Other comprehensive loss		—	(3)	(59)	(62)

Total comprehensive income (loss)		—	(3)	204	201

At December 31, 2010		861	2	1,108	1,971

Profit for the year		—	—	615	615
Other comprehensive loss		—	(5)	(126)	(131)

Total comprehensive income (loss)		—	(5)	489	484
Distribution	14, 25	(75)	—	—	(75)

At December 31, 2011		$786	$(3)	$1,597	$2,380

(1)
Unlimited number of authorized voting common shares without par value, non-voting first preferred shares and non-voting second preferred shares. At December 31, 2011 and 2010 and January 1, 2010 there were 141,494,222 common shares issued and outstanding.

Refer to the accompanying Notes to the Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in U.S. dollars, unless otherwise noted.

1.     CORPORATE INFORMATION

        These consolidated financial statements of NOVA Chemicals Corporation for the years ended December 31, 2011 and 2010 were authorized for issue in accordance with a resolution adopted by our Board of Directors on March 12, 2012. NOVA Chemicals Corporation is a corporation continued under the laws of the Business Corporations Act (New Brunswick) with its principal place of business located at 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5. Where used in these financial statements, "NOVA Chemicals" or "the Company" or "we" or "our" or "us" means NOVA Chemicals Corporation alone or together with its subsidiaries, depending on the context in which such terms are used.

        Our principal activities are described in Note 23. Information on our ultimate parent is presented in Note 25.

2.     BASIS OF PREPARATION AND ACCOUNTING POLICIES

  Basis of preparation

        These consolidated financial statements of NOVA Chemicals Corporation have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

        For all periods up to and including the year ended December 31, 2010, we prepared our consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These consolidated financial statements are the first annual consolidated financial statements we have prepared in accordance with IFRS. Refer to Note 26 for information on how we adopted IFRS.

        These consolidated financial statements for the year ended December 31, 2011 have been prepared on a historical cost basis, except for derivative financial instruments and available-for-sale financial assets that have been measured at fair value. These consolidated financial statements are presented in U.S. dollars with all values rounded to the nearest million, except when otherwise indicated.

  Basis of consolidation

        These consolidated financial statements comprise the financial statements of NOVA Chemicals Corporation and our subsidiaries as at December 31, 2011.

        Subsidiaries are fully consolidated from the date of acquisition, being the date on which we obtain control, and continue to be consolidated until the date when such control ceases. Control is achieved where we have, directly or indirectly through our subsidiaries, the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of our subsidiaries are prepared for the same period as the parent company, using consistent accounting policies. All intercompany balances and transactions are eliminated in full.

  Summary of significant accounting policies

  Investments in joint ventures

        We have interests in jointly controlled assets and jointly controlled entities. Interests in jointly controlled assets involve a contractual arrangement between venturers that establish joint ownership of one or more assets contributed to, or acquired for the purpose of, the joint venture and dedicated to the purpose of the joint venture. The assets are used to obtain benefits for the venturers. In accounting for jointly controlled assets, our proportionate share of revenues, expenses, assets and liabilities are included in the consolidated financial statements on a line-by-line basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     BASIS OF PREPARATION AND ACCOUNTING POLICIES (Continued)

        Interests in jointly controlled entities involve a contractual arrangement that establishes joint control over the economic activities of the entity. The arrangements require unanimous agreement for significant financial and operating decisions among the venturers. We recognize our interests in jointly controlled entities using the equity method. Under the equity method, investment in jointly controlled entities are carried in the consolidated statement of financial position at cost plus post acquisition changes in our share of net assets of the jointly controlled entities. Our share of profit (loss) of jointly controlled entities is shown on a separate line in the consolidated income statement. Unrealized gains and losses resulting from transactions between us and our jointly controlled entities are eliminated to the extent of our ownership interest.

        After application of the equity method, we determine whether it is necessary to recognize an impairment loss on our investments in jointly controlled entities. We determine at each reporting date whether there is any objective evidence that the joint venture investments are impaired. If this is the case, we calculate the amount of impairment as the differences between the recoverable amount of the joint venture and its carrying value and recognize the amount in share of equity earnings in joint ventures in the consolidated income statement.

  Foreign currency translation

        Our consolidated financial statements are presented in U.S. dollars, which is also the functional currency of our U.S. and Canadian operations.

        Transactions in foreign currencies are initially recorded by our subsidiaries and joint ventures at their respective functional currency rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate on the reporting date and the translation gains and losses are recognized in the income statement, except for employee benefit plan liabilities for which the resulting gains or losses are reported in other comprehensive income. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions.

        The assets and liabilities of foreign operations are translated into U.S. dollars at the exchange rate on the reporting date and their income statements are translated at the monthly average exchange rate for the month of the transaction. The exchange differences arising on the translation are recognized in other comprehensive income. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in the income statement.

  Revenue recognition

        Revenue is recognized to the extent that it is probable that the economic benefits will flow to us and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable, excluding discounts, sales rebates and taxes or duty. The following specific recognition criteria must also be met before revenue is recognized:

  Sale of goods

        We recognize revenue from the sale of goods when significant risks and rewards of ownership have been transferred to the buyer, and we neither retain continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold.

  Licensing

        Revenue from sale of technology licenses is recognized in accordance with completion of milestones in the relevant contracts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     BASIS OF PREPARATION AND ACCOUNTING POLICIES (Continued)

  Dividend income

        Dividend revenue from investments is recognized when our right to receive payment is established.

  Interest income

        For all financial instruments measured at amortized cost and interest bearing financial assets classified as available-for-sale, interest income or expense is recorded using the effective interest rate, which is the rate that exactly discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in finance costs, net on the income statement.

  Taxes

  Current income tax

        Current income tax assets and liabilities are measured at the amounts expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the taxable income is generated.

        Current income tax relating to items recognized directly in equity is recognized in equity and not in the income statement. We periodically evaluate positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establish provisions where appropriate. These provisions are included in deferred tax liabilities.

  Deferred tax

        Deferred tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.

        The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable income will be available to allow the deferred tax asset to be recovered.

        Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

        Deferred tax relating to items recognized outside of profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

        Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     BASIS OF PREPARATION AND ACCOUNTING POLICIES (Continued)

  Sales tax

        Revenues, expenses and assets are recognized net of the amount of sales tax except:

  •
  Where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable.

  •
  Receivables and payables that are stated with the amount of sales tax included.

        The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

  Investment tax credits

        We account for investment tax credits using the cost-reduction approach. Investment tax credits related to the acquisition of assets are deducted from the related assets with depreciation calculated on the net amount. Investment tax credits related to current expenses are included in the determination of profit (loss) for the period.

  Non-current assets held for sale and discontinued operations

        Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying value amount and fair value less costs to sell. Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

        In the consolidated income statement for the reporting period and the comparable periods of the previous year, income and expense from discontinued operations are reported separately from income and expense from continuing operations, down to the level of profit after taxes and the resulting profit or loss (after taxes) from discontinued operations is reported separately.

        Property, plant and equipment and intangible assets once classified as held for sale are not depreciated or amortized.

  Property, plant and equipment ("PP&E")

        PP&E is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. The cost of an item of PP&E is the purchase cost and all costs incurred to bring the item to the condition where it is capable of operating in the manner intended by management. Borrowing costs incurred during major construction projects are capitalized as part of the cost of the asset until the asset is available for use. The present value of the expected cost for decommissioning the asset at the end of its useful life is included in the cost of the respective asset. See Notes 3 and 16 for further information about our decommissioning provisions. If the cost of replacing a part of an item of plant and equipment is capitalized, the carrying amount of the part that has been replaced is derecognized. Significant components of an item of PP&E which are expected to be replaced prior to the end of the useful life of the item are recognized as individual assets and depreciated separately. The cost of performing a major inspection ("turnaround") is recognized in the carrying value of PP&E as a replacement, if the recognition criteria are satisfied, and any remaining carrying amount of the cost of the previous inspection is derecognized. Turnaround costs are amortized over the period remaining until the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     BASIS OF PREPARATION AND ACCOUNTING POLICIES (Continued)

next scheduled turnaround. All other repair and maintenance costs are recognized in the income statement as incurred.

        Depreciation on PP&E is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings, structures and production plants	5 to 20 years
Office furniture and fixtures	5 to 13 years
Machinery and equipment	5 to 10 years
Vehicles	5 years
Information system hardware	3 years

        Parts of an item of plant and equipment that are recognized as individual assets are depreciated based on the estimated useful life of the individual parts. The cost of an asset under construction is not depreciated until the asset is available for use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement when the asset is derecognized.

        The assets' residual values, useful lives and methods of depreciation are reviewed at each financial year end, and adjusted prospectively as a change in accounting estimate, if appropriate.

  Leases

        The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. An arrangement is considered to contain a lease if the fulfillment of the arrangement is dependent on the use of a specific asset or assets, and the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

        A lease is classified as a finance lease if it transfers substantially all the risks and benefits incidental to ownership of the leased item. Finance leases are recognized at the commencement of the lease as assets and liabilities measured at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs, net in the income statement.

        A leased asset is depreciated over the useful life of the asset or if there is no reasonable certainty that we will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

        Operating lease payments are recognized as an operating expense in the income statement on a straight-line basis over the term of the lease.

  Borrowing costs

        Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use are capitalized as part of the cost of the respective assets. All other borrowing costs are expensed in the period they occur. Borrowing costs consist of interest and other costs that we incur in connection with the borrowing of funds.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     BASIS OF PREPARATION AND ACCOUNTING POLICIES (Continued)

  Intangible assets

        Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and the expenditure is reflected in the income statement in the year in which the expenditure is incurred.

        The useful lives of intangible assets are assessed as either finite or indefinite. Intangible assets with finite lives are amortized over their useful economic life on a straight-line basis as follows:

Licenses and technology	10 to 20 years
Contracts	6 to 20 years
Software	3 to 5 years

        The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life are accounted for by changing the amortization period, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the income statement in the expense category consistent with the function of the intangible asset. We have no intangible assets with indefinite useful lives. Intangible assets with finite lives are assessed for impairment whenever there is an indication that the intangible asset may be impaired.

        Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in the income statement when the asset is derecognized.

  Research and development costs

        Research costs are expensed as incurred. Development expenditures, on an individual project, are recognized as an asset when we can demonstrate:

  •
  the technical feasibility of completing the asset so that it will be available for use or sale;

  •
  our intention to complete and our ability to use or sell the asset;

  •
  how the asset will generate future economic benefits;

  •
  the availability of resources to complete the asset; and

  •
  the ability to measure reliably the expenditure during development.

        Following the initial recognition of development expenditures as an asset, the asset is typically included within PP&E or intangible assets at cost less any accumulated depreciation or amortization and impairment losses. Depreciation or amortization of the asset begins when development is complete and the asset is available for use. During the period of development, the asset is tested for impairment annually.

  Financial instruments

  Financial assets

        Financial assets within the scope of International Accounting Standard ("IAS") 39, Financial Instruments: Recognition of Measurement, are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     BASIS OF PREPARATION AND ACCOUNTING POLICIES (Continued)

hedging instruments in an effective hedge, as appropriate. We determine the classification of our financial assets at initial recognition. All financial assets are recognized initially at fair value plus, in the case of assets not at fair value through profit or loss, directly attributable transaction costs.

        Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that we commit to purchase or sell the asset.

        Our financial assets include cash and cash equivalents, trade and other receivables, loans and other receivables included in other current assets and other non-current assets, quoted and unquoted financial instruments included in other non-current assets and derivative financial instruments.

        The subsequent measurement of financial assets depends on their classification as follows:

  Financial assets at fair value through profit or loss

        Financial assets at fair value through profit or loss includes financial assets held-for-trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held-for-trading if they are acquired for the purpose of selling or repurchasing in the near term. This category includes derivative financial instruments we have entered into that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Separated embedded derivatives are also classified as held-for-trading unless they are designated as effective hedging instruments. Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with changes in fair value recognized in feedstock and operating costs in the income statement.

        We have not designated any financial assets upon initial recognition as at fair value through profit or loss.

        Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held-for-trading or designated at fair value though profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognized in the income statement. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

  Loans and receivables

        Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method ("EIR"), less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance costs, net in the income statement. The losses arising from impairment are recognized in the income statement in general and administrative expense.

  Held-to-maturity investments

        Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when we have the positive intention and ability to hold the instrument to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the EIR, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance costs, net in the income statement. The losses arising from impairment are recognized in the income statement in finance costs, net. We did not have any held-to-maturity investments during the years ended December 31, 2011 and 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     BASIS OF PREPARATION AND ACCOUNTING POLICIES (Continued)

  Available-for-sale financial investments

        Available-for-sale financial investments include equity and debt securities. Equity investments classified as available-for-sale are those, which are neither classified as held-for-trading nor designated at fair value through profit or loss. Debt securities in this category are those which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in the market conditions.

        After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in finance costs, net, or determined to be impaired, at which time the cumulative loss is reclassified to the income statement in finance costs, net and removed from the available-for-sale reserve.

  Derecognition

        A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

  •
  The rights to receive cash flows from the asset have expired; or

  •
  We have transferred our rights to receive cash flows from the asset or have assumed an obligation to pay the received cash flows in full without material delay to a third-party under a 'pass-through' arrangement; and either (a) we have transferred substantially all the risks and rewards of the asset, or (b) we have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

        When we have transferred our rights to receive cash flows from an asset or have entered into a pass-through arrangement, and have neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of our continuing involvement in the asset. In that case, we also recognize an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that we have retained.

        Our accounts receivable securitization programs do not qualify under IFRS for derecognition and therefore the receivables sold into the programs remain in trade and other receivables and the funded amount of the programs is recognized as a liability and is included in long-term debt on the statement of financial position.

  Impairment of financial assets

        We assess at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred "loss event") and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

        For an impairment of a financial asset carried at amortized cost, the carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement. Loans together with the associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realized or transferred to us.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     BASIS OF PREPARATION AND ACCOUNTING POLICIES (Continued)

        When there is evidence of impairment of an available-for-sale financial asset, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement, is removed from other comprehensive income and recognized in the income statement. Impairment losses on equity investments are not reversed through the income statement; increases in their fair value after impairments are recognized directly in other comprehensive income. In the case of debt instruments classified as available-for-sale, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost and the current fair value less any impairment loss on that investment previously recognized in the income statements. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement, the impairment loss is reversed through the income statement.

  Financial liabilities

        Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of our financial liabilities at initial recognition.

        All financial liabilities are recognized initially at fair value and in the case of loans and borrowings, carried at amortized cost. This includes directly attributable transaction costs.

        Our financial liabilities include trade and other payables, long-term debt, and derivative financial instruments.

        The subsequent measurement of financial liabilities depends on their classification as follows:

  Financial liabilities at fair value through profit or loss

        Financial liabilities at fair value through profit or loss include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by us that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Separated embedded derivatives are also classified as held-for-trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the income statement. We have not designated any financial liabilities upon initial recognition as at fair value through profit or loss.

  Loans and borrowings

        After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the EIR. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance costs, net in the income statement.

  Derecognition

        A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     BASIS OF PREPARATION AND ACCOUNTING POLICIES (Continued)

is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statement.

  Offsetting of financial instruments

        Financial assets and financial liabilities are offset and the net amount reported in the statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

  Fair value of financial instruments

        The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include, using recent arm's length market transactions, reference to the current fair value of another instrument that is substantially the same, a discounted cash flow analysis or other valuation models.

        An analysis of fair values of financial instruments and further details as to how they are measured is provided in Note 24.

  Derivative financial instruments and hedge accounting

        We use derivative financial instruments such as forward currency contracts, interest rate swaps and forward commodity contracts to hedge our foreign currency risks, interest rate risks and commodity price risks, respectively. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

        The fair value of commodity contracts that meet the definition of a derivative as defined by IAS 39 and are not entered into in accordance with our expected purchase requirements are recognized in the income statement in feedstock and operating costs.

        Any gains or losses arising from changes in the fair value of derivatives are taken directly to the income statement, except for the effective portion of cash flow hedges, which is recognized in other comprehensive income.

        For the purpose of hedge accounting, hedges are classified as:

  •
  Fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (except for foreign currency risk);

  •
  Cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment; or

  •
  Hedges of a net investment in a foreign operation.

        At the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how we will assess the effectiveness of changes in the hedging instrument's fair value in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     BASIS OF PREPARATION AND ACCOUNTING POLICIES (Continued)

flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

        As of December 31, 2011 and 2010 and during the years then ended, we have not designated as hedging instruments, any of our derivative financial instruments.

        Derivative instruments that are not designated as effective hedging instruments are classified as current or non-current or separated into a current and non-current portion based on an assessment of the facts and circumstances (i.e., the underlying contracted cash flows).

  •
  Where we will hold a derivative as an economic hedge (and do not apply hedge accounting) for a period beyond 12 months after the reporting date, the derivative is classified as non-current (or separated into current and non-current portions) consistent with the classification of the underlying item.

  •
  Embedded derivatives that are not closely related to the host contract are classified consistent with the cash flows of the host contract.

  •
  Derivative instruments that are designated as, and are effective hedging instruments, are classified consistently with the classification of the underlying hedged item. The derivative instrument is separated into a current portion and a non-current portion only if a reliable allocation can be made.

  Cash and cash equivalents

        Short-term investments with an initial maturity of three months or less are considered to be cash equivalents and are recorded at cost, which approximates fair market value.

  Inventories

        Inventories are valued at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and estimated costs necessary to make the sale. Cost is determined on first-in first-out basis, except for spare parts and supplies which are determined based on weighted average cost. Cost includes purchase cost, freight, insurance and other related expenses incurred in bringing the inventories to their present condition and location. Cost also includes directly attributable production costs and a proportionate share of fixed production overheads, such as depreciation, and variable production overheads based on normal operating capacity that are incurred in converting the materials into finished goods. Financing costs are not included in production costs.

  Impairment of non-financial assets

        We assess at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, we estimate the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's ("CGU") fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate discounted cash flow model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     BASIS OF PREPARATION AND ACCOUNTING POLICIES (Continued)

        We base our impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of our CGU's to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. For longer periods, a long term growth rate is calculated and applied to project future cash flows after the fifth year. Impairment losses of continuing operations are recognized in the income statement in those expense categories consistent with the function of the impaired asset.

        For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, we estimate the asset's or CGU's recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset's recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement.

  Provisions

        Provisions are recognized when we have a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where we expect some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

  Restructuring provisions

        Restructuring provisions are only recognized when general recognition criteria for provisions are fulfilled. We follow a detailed, formal plan about the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs and appropriate time-line. Additionally, there must be a valid expectation for the people affected that the restructuring will be carried out or the implementation has been initiated already.

  Decommissioning liability

        Provisions for decommissioning costs are recognized at the time of acquisition or construction of manufacturing facilities. Decommissioning liabilities are provided at the present value of the expected costs to settle the obligation and are recognized as part of the cost of the particular asset. The expected costs are discounted at a current pre-tax rate that reflects the risks specific to the decommissioning liability (which we interpret to be a risk-free rate). The unwinding of the discount is recognized in the income statement in finance costs, net as it occurs. The estimated future costs of decommissioning are reviewed annually and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to or deducted from the cost of the asset.

  Pensions and other post-employment benefits

        We sponsor both defined benefit and defined contribution plans covering substantially all employees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     BASIS OF PREPARATION AND ACCOUNTING POLICIES (Continued)

        The cost of providing benefits under defined benefit plans is determined separately for each plan using the projected unit credit method and is expensed as employees provide services. Actuarial gains and losses for defined benefit plans are recognized in full in the period in which they occur in other comprehensive income. Such actuarial gains and losses are also immediately recognized in retained earnings and are not reclassified to profit and loss in subsequent periods. The past service costs are recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits have already vested, immediately following the introduction of, or changes to, a pension plan, past service costs are recognized immediately. The defined benefit asset or liability is the present value of the defined benefit obligation, using a discount rate based on high quality corporate bonds, in the respective country, with terms to maturity that approximate the duration or projected cash flows of our pension liabilities, less past service costs and less the fair value of plan assets out of which the obligations are to be settled. Fair value for plan assets is based on market price information. The value of any defined benefit asset recognized is restricted to the sum of any past service costs and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

        The cost of defined contribution benefits is expensed as earned by employees. In North America, we also provide medical care and life insurance benefits to eligible retirees and their dependents. These benefits are unfunded and are expensed as the employees provide service.

  Changes in accounting policies and disclosures

  New and amended standards and interpretations

        Our accounting policies adopted are consistent with those of the prior period, except for the following amended International Financial Reporting Interpretations Committee ("IFRIC") interpretations effective as of January 1, 2011 and are described below:

        IFRIC 14, Prepayments of a Minimum Funding Requirement (Amendment), is effective for annual periods beginning on or after January 1, 2011, with retrospective application. This amendment permits entities to treat the benefit of prepayments of minimum funding requirements as an asset and provides guidance on assessing the recoverable amount of a net pension asset. This amendment was adopted as of January 1, 2011 and did not have an impact on our consolidated financial statements.

        IFRIC 24, Related Party Disclosures (Amendment), is effective for annual periods beginning on or after January 1, 2011, with retrospective application. Among other things, this amendment clarifies the definition of a related party to simplify the identification of such relationships and to eliminate inconsistencies in its application. This amendment was adopted as of January 1, 2011 and did not have an impact on our consolidated financial statements.

3.     SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

        The preparation of our consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

3.     SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (Continued)

  Judgments

        In the process of applying our accounting policies, management has made the following judgments, which currently have or in the future could have the most significant effects on the amount recognized in our consolidated financial statements:

  New feedstock, transportation and storage agreements

        The "NOVA 2020 Project" includes plans for growth of our proprietary polyethylene technology to serve North American markets. As a part of our strategy to capitalize on emerging feedstock opportunities and growing North American demand, we have begun feasibility and engineering work for the construction of two new polyethylene assets to be located at our sites in Alberta and Ontario. We will also complete studies for a further debottleneck of our low-density polyethylene ("LDPE") line located at our Mooretown, Ontario facility.

        Throughout 2011, we entered into a number of key agreements, including agreements for additional sources of ethane supply and related pipeline transportation services for our Joffre complex which should provide sufficient ethane for us to move towards full utilization of our Joffre PE assets; and agreements to support the revamp of our Corunna cracker to utilize up to 100% natural gas liquids ("NGL") feedstock, including definitive agreements for long-term ethane supply from the Marcellus Shale Basin, a transportation service agreement for the transportation of ethane feedstock from the Marcellus Shale Basin into the Sarnia, Ontario region and related storage agreements.

        These agreements have been evaluated in relation to various IFRS principles, the most significant of which was IFRIC 4, Determining Whether an Arrangement Contains a Lease. IFRIC 4 requires that determining whether an arrangement is, or contains, a lease shall be based on the substance of the arrangement and requires an assessment of whether:

  a)
  fulfillment of the arrangement is dependent on the use of a specified asset or assets; and

  b)
  the arrangement conveys a right to use the asset

        Management has determined that based on evaluation of the terms and conditions of the arrangements that the feedstock and pipeline arrangements do not meet both criteria under IFRIC 4 and therefore do not contain leases, but that a material storage cavern arrangement contains a lease. Currently, there is only one material storage agreement that has been signed and management has determined this to be an operating lease.

  Discontinued operations

        The sale of our 50% interest in the INEOS NOVA joint venture closed on February 28, 2011. Associated results of operations and cash flows are separately reported as discontinued operations for all periods presented and the associated financial position is separately reported as assets and liabilities held for sale as of December 31, 2010.

        During the second quarter of 2010, our Board of Directors approved the sale, subject to certain conditions, of our building and construction business, collectively known as SYNTHEON. The SYNTHEON portfolio of businesses, which was part of our Performance Styrenics segment, includes SYNTHEON Inc.; Accelerated Building Technologies LLC; NCE Inc.; NOVA Chemicals Chile Limitada; our 50% interest in both Novidesa S.A. de C.V. and Reliance Innovative Building Solutions Pvt. Ltd (both joint ventures); and intellectual property relating to both the building and construction products and the Elemix® concrete additive. We initially anticipated that the sale would be completed in 2010; however, negotiations with the intended acquirer ended without a sale being completed. Management has since developed a formal plan for the sale of SYNTHEON assets. Associated results of operations, financial position and cash flows are separately reported as discontinued

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

3.     SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (Continued)

operations and assets and liabilities held for sale as of and for the years ended December 31, 2011 and 2010. SYNTHEON assets are available for immediate sale and can be sold to a potential buyer(s) in their current condition. Management has initiated an active plan to locate a buyer(s) and expects any potential disposal to be completed within the next 12 months. Accordingly, management considers that SYNTHEON meets the criteria to be classified as held for sale as of December 31, 2011.

        For more details on discontinued operations, refer to Note 5.

  Estimates and assumptions

        Actual results could differ materially as a result of our estimates of factors such as commodity prices, foreign exchange rates, interest rates, changes in economic conditions and regulatory changes. The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below. We base our assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond our control. Such changes are reflected in the assumptions when they occur.

  Impairment of non-financial assets

        Impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in an arm's length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that we have not yet committed to or significant future investments that will enhance the performance of the asset or CGU being tested. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. Other factors that management must estimate include: industry and market conditions, sales volumes and prices, costs to produce, inflation, etc. We use reasonable, supportable and where available third-party, industry expert assumptions when performing impairment reviews.

        We assessed all of our non-financial assets for indicators of impairment and determined that certain impairment indicators exist in our Performance Styrenics segment during the fourth quarter of 2011. In accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards, (see Note 26), we elected to use the fair values of assets and liabilities, as determined in connection with the International Petroleum Investment Company ("IPIC") acquisition of us on July 6, 2009, as "deemed cost" for the assets and liabilities that could be recognized under IFRS, which included PP&E of our Performance Styrenics segment. Since July 6, 2009, the market for certain products has not improved significantly, but we continue to spend a significant amount on capital expenditures for the business and other common facilities at our manufacturing sites, resulting in a carrying value of these assets at December 31, 2011, of $10 million prior to any impairment charge. The carrying value of these assets at December 31, 2011, was written down to their estimated fair value of $4 million, resulting in an impairment charge of $6 million. The impairment charge is included in feedstock and operating costs in the consolidated income statement for the year ended December 31, 2011.

        We also assessed impairment indicators at the end of 2010 and determined that although the Performance Styrenics segment continued to add new packaging applications for items such as televisions and computer equipment, demand had not materialized as expected due to poor economic conditions and competitive pressure, which resulted in lower sales volumes during 2010. Accordingly, during the fourth quarter of 2010,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

3.     SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (Continued)

management determined that the carrying value of certain assets within the Performance Styrenics segment were greater than the estimated future cash flows. The carrying value of these assets at December 31, 2010 prior to write-down was $26 million. The fair value was estimated to be $6 million. Thus, the assets were written down to their estimated fair value, resulting in an impairment charge of $20 million during 2010. The impairment charge is included in feedstock and operating costs in the consolidated income statement for the year ended December 31, 2010.

        The write-downs will reduce future depreciation charges in the Performance Styrenics segment by approximately $3 million per year from 2012 to approximately 2019.

  Intangible assets

        Judgmental aspects of accounting for intangibles involves selection of an appropriate method of amortization, estimates of the life of assets and determining whether an impairment of our assets exists and measuring such impairment. The amortization period and the amortization method for intangible assets with a finite useful life are reviewed each financial year end. We made no changes to the amortization periods or methods for intangible assets during 2011, and have no intangible assets with indefinite useful lives.

  PP&E

        Judgmental aspects of accounting for PP&E involves selection of an appropriate method of depreciation, estimates of the life of assets and determining whether an impairment of our assets exists and measuring such impairment. We are able to choose from alternative methods of depreciation. The straight-line method was chosen rather than other methods, such as units of production, because the straight-line method is consistent with the pattern of economic benefits that are expected from the use of our plants and equipment, requires less estimation and judgment, and is a systematic and rational basis for allocating the depreciable cost over the period in which the assets' benefit is realized. We review the estimated useful lives and the depreciation method of PP&E at each financial year end and make adjustment prospectively when appropriate. This review is completed by Company engineers familiar with the plant sites and requires management's assessment of economic utility. We made no changes to the estimated useful lives or depreciation methods for PP&E during 2011.

  Taxes

        Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. We establish provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which we operate, if it is probable that an outflow of resources will be required to settle the obligation. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective company's domicile. We review the adequacy of these provisions at the end of each reporting period and include any required liability in deferred tax liabilities.

        Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

3.     SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (Continued)

determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

        We have tax loss carry forwards, in the United States, amounting to $117 million at December 31, 2011 (December 31, 2010 — $131 million; January 1, 2010 — $141 million). In addition, at December 31, 2011, we have $205 million of unrecognized losses in Switzerland (December 31, 2010 — $256 million; January 1, 2010 — $319 million). These relate to subsidiaries that have had a history of losses and expire in 2028.

        If we were able to recognize all unrecognized deferred tax assets, profit would have increased by $65 million for the year ended December 31, 2011.

  Pension benefits

        We sponsor both defined benefit and defined contribution pension arrangements covering substantially all of our employees. The cost and obligations for the defined benefit pension plans and other post-employment medical benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various economic and demographic assumptions to estimate future liabilities, which are discounted back to today's value using interest rates as of the valuation date. Some of the assumptions used in the valuations include future salary increases, mortality rates, future pension increases, and termination and retirement rates. Given the long term nature of the obligations and the fact that assumed rates can vary from short term actual experience, the liabilities are subject to volatility and are particularly sensitive to changes in interest rates. In addition, as the assets are invested in equities and bonds, the market value of the plans' assets are sensitive to changes in capital markets. All significant assumptions and asset values are reviewed at each reporting date.

        In determining the appropriate discount rate, management considers the yields of high quality corporate bonds, in the respective country, with terms to maturity that approximate the duration or projected cash flows of our pension obligations. The mortality rate is based on publicly available mortality tables for each country. Future salary increases are based on our long term view of compensation trends. Pension indexation, which is only applicable to the Canadian defined benefit plans, is based on expected future inflation rates. Retirement and termination rates are based on actual experience or standardized tables which are reflective of our experience.

        Given the decline in interest rates during 2011, management decreased the discount rates used in determining pension and post retirement obligations and applied actual asset values, which reflected weak investment returns, as of December 31, 2011 as compared to December 31, 2010. These changes increased our employee benefit plan liability and decreased other comprehensive income and retained earnings by approximately $125 million at December 31, 2011.

  Fair value of financial instruments

        Where the fair value of financial assets and financial liabilities recorded in the statement of financial position cannot be derived from active markets, their fair value is determined using quoted prices in active markets adjusted for factors specific to the asset or liability, such as basis and location differentials. This includes over-the-counter derivatives with values based upon observable commodity futures curves and derivatives with input validated by broker quotes or other publicly available market data providers. This also includes fair values determined using valuation techniques, such as regression or extrapolation formulas, where the inputs are readily observable, including commodity prices for similar assets or liabilities in active markets. The key inputs to valuation models and regression or extrapolation formulas include interest rate yield curves, currency rates, credit spreads, implied volatilities, and commodity prices for similar assets or liabilities in active markets, as

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

3.     SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (Continued)

applicable. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

  Provision for decommissioning

        We have recognized a provision for decommissioning obligations associated with our manufacturing facilities. In determining the amount of the provision, assumptions and estimates are made in relation to discount rates, the expected cost to dismantle and remove the plant, restore the site, and the expected timing of those obligations. The carrying amount of the provision as at December 31, 2011 was $101 million (December 31, 2010 — $99 million; January 1, 2010 — $86 million).

  Legal claims

        When assessing the possible outcomes of legal claims that are filed against us, we rely on the opinions of our legal counsel. The opinions of our legal counsel are based on the best of their professional judgment, and take into consideration the current stage of the proceedings and the legal experience accumulated with respect to the various matters. As the results of the claims may ultimately be determined by the courts or otherwise settled, they may be different from such estimates.

4.     STANDARDS ISSUED BUT NOT YET EFFECTIVE

        Standards issued up to the date of issuance of our consolidated financial statements but not effective as of December 31, 2011 are listed below. We intend to adopt these standards when they become effective.

        Amendments to IAS 12: Deferred Tax — Recovery of Underlying Assets, amends IAS 12, Income Taxes, by creating an exception to the principle that the measurement of deferred tax liabilities and deferred tax assets should reflect the tax consequences that would follow from the manner in which the entity expects to recover or settle the carrying amount of its assets and liabilities. In specified circumstances, such as when the deferred tax liability or asset arises from investment property or property, plant and equipment or intangible assets, the measurement of deferred tax liabilities and assets should reflect a rebuttable presumption that the carrying amount of the underlying asset will be recovered entirely by sale. Standing Interpretations Committee ("SIC") 21, Income Taxes — Recovery of Revalued Non-Depreciable Assets, is no longer applicable to investment properties carried at fair value. The remaining guidance from SIC 21 was added to IAS 12, which requires businesses to measure the deferred tax relating to an asset to be measured based upon the expectation that the carrying amount of the asset will be recovered by selling the asset or using it. The amendments are effective January 1, 2012. We do not expect the application of the revised standard to have an impact on our consolidated financial statements.

        In January 2011, the IASB amended IFRS 7, Financial Instruments: Disclosures. The amendment is effective for annual periods beginning on or after July 1, 2011, with earlier adoption permitted. The amendment relates to required disclosures for transfers of financial assets to help users of the financial statements evaluate the risk exposures relating to such transfers and the effect of those risks on an entity's financial position. We are currently evaluating the impact of adopting this amended standard.

        IFRS 9, Financial Instruments: Classification and Measurement, as issued, reflects the first phase of the IASB work on the replacement of IAS 39. In subsequent phases, the IASB will address hedge accounting and derecognition. IFRS 9 introduces new requirements for the classification and measurement of financial assets and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. The adoption of this standard will have an effect on the classification and measurement of our financial assets and financial liabilities. We are currently evaluating the impact and will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

4.     STANDARDS ISSUED BUT NOT YET EFFECTIVE (Continued)

        In May 2011, the IASB issued several standards, all of which are effective for annual periods beginning on or after January 1, 2013 with earlier application permitted:

        IFRS 10, Consolidated Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities and replaces the consolidation requirements in SIC 12, Consolidation — Special Purpose Entities and IAS 27, Consolidated and Separate Financial Statements. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. This standard also provides additional guidance to assist in the determination of control where this is difficult to assess. We are currently evaluating the impact of adopting this standard.

        IFRS 11, Joint Arrangements, provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). IFRS 11 addresses inconsistencies in the reporting of joint arrangements by requiring a single method (the equity method) to account for interests in joint ventures. In conjunction with the issuance of IFRS 11, IAS 28, Investments in Associates and Joint Ventures, was amended. An entity should apply IFRS 11 to determine the type of joint arrangement in which it is involved. Once it has determined that it has an interest in a joint venture, the entity should recognize an investment and account for it using the equity method in accordance with IAS 28 (as amended in 2011), unless the entity is exempt from applying the equity method as specified in the standard. We are currently evaluating the impact of adopting this standard and amendment.

        IFRS 12, Disclosure of Interests in Other Entities, is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 will require an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. We are currently evaluating the impact of adopting this standard.

        IFRS 13, Fair Value Measurement, provides new guidance on fair value measurement and disclosure requirements. IFRS 13 will improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements. We are currently evaluating the impact of adopting this standard.

        In June 2011, the IASB issued the following amended standards:

        IAS 19, Employee Benefits, provides the accounting and disclosure requirements by employers for employee benefits. The amendments to IAS 19 will provide investors and other users of financial statements with a better understanding of an entity's obligations resulting from the provision of defined benefit plans and how those obligations will affect its financial position, financial performance and cash flow. Among other things, the amendment eliminates the option to defer the recognition of gains and losses, known as the 'corridor method', and further aligns IFRS with Generally Accepted Accounting Principles in the United States ("US GAAP"). The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. We are currently evaluating the impact of adopting this amended standard.

        IAS 1, Presentation of Financial Statements, was amended to improve the quality of the presentation of other comprehensive income ("OCI") and align the presentation of OCI in financial statements prepared in accordance with IFRS with those prepared in accordance with US GAAP. The amendments require companies preparing financial statements in accordance with IFRS to group together items within OCI that may be reclassified to the profit or loss section of the income statement. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

4.     STANDARDS ISSUED BUT NOT YET EFFECTIVE (Continued)

consecutive statements. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. We are currently evaluating the impact of adopting this amended standard.

        In December 2011, the IASB amended IAS 32, Financial Instruments Presentation, for disclosure requirements for the offsetting of assets and liabilities on the statement of financial position. The amended standard requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The scope includes derivatives, sale and repurchase agreements and reverse sale and repurchase agreements and securities borrowing and securities lending agreements. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014 and require retrospective application. We are currently evaluating the impact of adopting this amended standard.

5.     DISCONTINUED OPERATIONS

  INEOS NOVA Joint Venture

        On October 31, 2010, we entered into an agreement with an affiliate of INEOS Group Ltd. ("INEOS") providing for the sale of our 50% interest in the INEOS NOVA joint venture. The negotiated sale price was subject to several deductions. Some of these deductions were fixed as of October 31, 2010, such as our 50% share of the joint venture's net indebtedness and some were estimated on the closing date, such as indemnified and unindemnified pension liabilities. The anticipated windup of certain indemnified pension liabilities resulted in us increasing the estimated amount of our liabilities by $11 million in December 2010.

        The sale closed on February 28, 2011. At closing we received approximately $65 million (€47 million). During 2011, we finalized estimates for all but one of the remaining pension liabilities and paid INEOS a net of $10 million, resulting in net proceeds on the sale totaling $55 million in 2011. This amount does not represent our final net proceeds from the sale, because one of the pension liabilities which was estimated as of closing has not been finalized. The final determination of this liability is not expected to be completed until necessary regulatory approval is received, at which time the proceeds will again be adjusted. We do not expect the adjustment to be material. We recognized a loss on the sale of $1 million during 2011. Associated results of operations and cash flows are separately reported as discontinued operations for all periods presented and the associated financial position is separately reported as assets and liabilities held for sale as of December 31, 2010.

  SYNTHEON

        During the second quarter of 2010, our Board of Directors approved the sale, subject to certain conditions, of our building and construction businesses, collectively known as SYNTHEON. The SYNTHEON portfolio of businesses, which is part of our Performance Styrenics segment, includes SYNTHEON Inc.; Accelerated Building Technologies LLC; NCE Inc.; NOVA Chemicals Chile Limitada; our 50% interest in both Novidesa S.A. de C.V. and Reliance Innovative Building Solutions Pvt. Ltd (both joint ventures); and intellectual property relating to both the building and construction products and the Elemix concrete additive. We initially anticipated that the sale would be completed in 2010; however, negotiations with the intended acquirer ended without a sale being completed. Management has since developed a formal plan for the sale of SYNTHEON assets. Associated results of operations, financial position and cash flows are separately reported as discontinued operations and assets and liabilities held for sale as of and for the years ended December 31, 2011 and 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

5.     DISCONTINUED OPERATIONS (Continued)

        Summarized financial information for our 50% share of the INEOS NOVA joint venture ("INJV") and SYNTHEON are shown below:

Year ended December 31 (millions of U.S. dollars)	2011			2010
	INJV	SYNTHEON	TOTAL	INJV	SYNTHEON	TOTAL
Total revenues	$—	$20	$20	$—	$14	$14
Profit (loss) from discontinued operations, before tax	$22	$(13)	$9	$39	$(14)	$25
Loss on disposal, before tax	(1)	—	(1)	—	—	—
Income tax (expense) recovery	(4)	3	(1)	—	1	1

Profit (loss) from discontinued operations, net of tax	$17	$(10)	$7	$39	$(13)	$26

	December 31, 2011			December 31, 2010
(millions of U.S. dollars)	INJV	SYNTHEON	TOTAL	INJV	SYNTHEON	TOTAL
Current assets
Cash and cash equivalents	$—	$2	$2	$—	$3	$3
Trade and other receivables	—	5	5	—	2	2
Inventories	—	2	2	—	2	2
Income taxes receivable	—	—	—	—	1	1
Other current assets	—	2	2	—	2	2

	—	11	11	—	10	10
Investments in joint ventures	—	3	3	58	4	62
Property, plant and equipment	—	8	8	—	9	9

Assets held for sale	$—	$22	$22	$58	$23	$81

Current liabilities
Trade and other payables	$—	$7	$7	$—	$4	$4

Liabilities associated with assets held for sale	$—	$7	$7	$—	$4	$4

6.     TRADE AND OTHER RECEIVABLES

(millions of U.S. dollars)	Notes	December 31 2011	December 31 2010	January 1 2010
Trade receivables		$457	$381	$303
Trade receivables — related parties	25	—	49	36

		457	430	339
Allowance for doubtful accounts		(4)	(5)	(5)

		453	425	334
Trade accruals		53	52	42
Other		4	—	—

		$510	$477	$376

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

6.     TRADE AND OTHER RECEIVABLES (Continued)

        Trade receivables are non-interest bearing and are generally on 30-90 day terms. See Note 24 for further discussion of credit risk.

  Accounts Receivable Securitization Programs

        We sell interests in certain trade accounts receivable pursuant to revolving securitization transactions in which we retain servicing responsibilities. The receivables are sold at a discount approximating the purchaser's financing cost of issuing commercial paper backed by the accounts receivable. We pay a fee on this same basis, plus a margin. As the purchaser receives collections on the previously sold interests, new accounts receivable are sold by us to a maximum amount equal to the lesser of eligible receivables or the maximum amount of the programs which was $200 million at December 31, 2011 and 2010 (January 1, 2010 — $130 million). Recourse on sold receivables is limited to the receivables and certain reserves provided to cover credit losses and dilution (such as discounts, rebates and other non-cash reductions).

        In February 2010, we entered into two new accounts receivable securitization programs (one in the U.S. and one in Canada) to replace the prior programs which were to expire in February 2010. The new programs were scheduled to expire in February 2012 and each allow for a maximum funding of $100 million. The programs in existence at December 31, 2011 and 2010 are governed by the same financial covenants as our senior secured revolving credit facility (see Note 15). The programs in existence at January 1, 2010 were governed by the same financial covenants as the total return swap (see Note 15).

        In January 2012, the Canadian accounts receivable securitization program was amended to extend the expiration date from February 2012 to February 2015. In February 2012, the U.S. accounts receivable securitization program was amended to extend the expiration date from February 2012 to January 2014 and increase the maximum funding from $100 million to $125 million.

        Information regarding our securitization programs is as follows:

(millions of U.S. dollars, unless otherwise noted)	December 31 2011	December 31 2010	January 1 2010
Amount sold at end of year(1)	$182	$154	$122
Loss, dilution and other reserves (as a % of eligible accounts receivable)	27%	26%	35%
Finance costs, net of servicing fees	$5	$7	—

(1)
Do not meet the derecognition criteria under IAS 39, therefore are included in long-term debt, see Note 15.

        One of our securitization programs involves the use of a special purpose entity ("SPE"). In that program, we sell certain trade accounts receivable to the SPE, which then sells interests in such receivables to a purchaser. The SPE is wholly owned by us and is consolidated in accordance with SIC 12. The assets of the SPE (including the receivables transferred to it) are not available to our creditors, and the transferred receivables are legally not our asset (see Note 2).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

7.     INVENTORIES

(millions of U.S. dollars)	December 31 2011	December 31 2010	January 1 2010
Spare parts and supplies	$32	$29	$28
Raw materials	239	159	274
Finished goods	304	262	193

	$575	$450	$495

        For the years ended December 31, 2011 and 2010, costs of inventories recognized as expense were $3,749 million and $3,461 million, respectively, and are included in feedstock and operating costs in our consolidated income statements.

8.     OTHER CURRENT ASSETS

(millions of U.S. dollars)	Notes	December 31 2011	December 31 2010	January 1 2010
Commodity-based derivatives not designated as hedges		$5	$2	$6
Note receivable		46	—	—
Interest receivable — related party	25	—	—	3
Recoverable taxes		—	12	10
Prepaid expenses		8	20	12
Other assets		23	23	20

		$82	$57	$51

Restricted cash		$85	$—	$—

  Note receivable

        At December 31, 2011, balance represents a Euro denominated unsecured note receivable, bearing interest at 4.5% per annum and due in November 2012. After the sale of our interest in the INEOS NOVA joint venture in February 2011 (see Note 5), the note was reclassified to third-party notes receivable (see Note 10).

  Restricted cash

        Restricted cash of $85 million secures a bond related to patent litigation and in 2011 was reclassified from non-current assets to current assets (see Note 22).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

9.     INTANGIBLE ASSETS

(millions of U.S. dollars)	Software	Licenses & technology	Contracts	Total
Cost
At January 1, 2010	$17	$117	$375	$509
Additions	5	—	—	5

At December 31, 2010	22	117	375	514
Additions	2	—	—	2

At December 31, 2011	$24	$117	$375	$516

Amortization and impairment
At January 1, 2010	$3	$3	$11	$17
Amortization	6	7	19	32

At December 31, 2010	9	10	30	49
Amortization	6	7	19	32

At December 31, 2011	$15	$17	$49	$81

Net book value
At December 31, 2011	$9	$100	$326	$435

At December 31, 2010	$13	$107	$345	$465

At January 1, 2010	$14	$114	$364	$492

10.   OTHER NON-CURRENT ASSETS

(millions of U.S. dollars)	Notes	December 31 2011	December 31 2010	January 1 2010
Available-for-sale investments — unquoted equity shares		$1	$6	$13
Available-for-sale investments — quoted debt securities and equity shares		12	13	12
Note receivable		—	5	13
Note receivable — related party	25	—	47	58
Other receivable — related party	25	—	2	2
Commodity-based derivatives not designated as hedges		—	2	12
Other assets and deferred costs		12	10	8

		$25	$85	$118

Restricted cash		$—	$85	$—

  Available-for-sale investments — unquoted equity shares

        At December 31, 2010, includes a $5 million (January 1, 2010 — $12 million) investment in sEnergy, an insurance pool for business interruption, classified as available-for-sale securities with no published market price and recorded at cost and $1 million of other miscellaneous investments classified as available-for-sale securities with no published market price and recorded at cost. During 2010, we received $7 million for a portion of our investment in sEnergy. In February 2011, sEnergy was dissolved and we received an additional $5 million, which represented the remaining amount of our investment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

10.   OTHER NON-CURRENT ASSETS (Continued)

  Available-for-sale investments — quoted debt securities and equity shares

        We have investments in listed equity and debt securities. The fair value of the quoted debt securities and equity shares is determined by reference to published quotations in an active market.

  Note receivable

        At December 31, 2010, the note is net of an allowance of $8 million for which the impairment charge is included in general and administrative expenses in the 2010 consolidated income statement. During 2011, the note receivable was restructured and settled for $5 million in cash.

  Note receivable — related party

        At December 31, 2010 and January 1, 2010 includes a Euro denominated unsecured note receivable, bearing interest at 4.5% per annum and due in November 2012. After the sale of our interest in the INEOS NOVA joint venture in February 2011 (see Note 5), the note was reclassified to third-party notes receivable and as of December 31, 2011 is included in other current assets (see Note 8).

  Restricted cash

        Restricted cash of $85 million secures a bond related to patent litigation and in 2011 was reclassified from non-current assets to current assets (see Note 22).

11.   INVESTMENTS IN JOINT VENTURES

  INEOS NOVA Joint Venture

        We had a 50% interest in the INEOS NOVA joint venture, two jointly controlled entities, which produced styrene and styrenic polymers in Europe and North America. On October 31, 2010, we entered into an agreement with INEOS providing for the sale of our 50% interest in the INEOS NOVA joint venture. The negotiated sale price was subject to several deductions. Some of these deductions were fixed as of October 31, 2010, such as our 50% share of the joint venture's net indebtedness and some were estimated on the closing date, such as indemnified and unindemnified pension liabilities. The anticipated windup of certain indemnified pension liabilities resulted in us increasing the estimated amount of our liabilities by $11 million in December 2010.

        The sale closed on February 28, 2011. At closing we received approximately $65 million (€47 million). During 2011, we finalized estimates for all but one of the remaining pension liabilities and paid INEOS a net of $10 million, resulting in net proceeds on the sale totaling $55 million in 2011. This amount does not represent our final net proceeds from the sale, because one of the pension liabilities which was estimated as of closing has not been finalized. The final determination of this liability is not expected to be completed until necessary regulatory approval is received, at which time the proceeds will again be adjusted. We do not expect the adjustment to be material. We recognized a loss on the sale of $1 million during 2011. Associated results of operations and cash flows are separately reported as discontinued operations for all periods presented and the associated financial position is separately reported as assets and liabilities held for sale as of December 31, 2010 (see Note 5).

  Other jointly controlled entities

        On March 24, 2010, we entered into an agreement with Reliance Industrial Investments & Holdings Limited to form a 50:50 joint venture in India known as Reliance Innovative Building Solutions Private Limited. The joint venture focus is on the building and construction markets. The joint venture plans to leverage our

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

11.   INVESTMENTS IN JOINT VENTURES (Continued)

green building and construction technology to design, engineer and build a range of high-efficiency structures for the Indian sub-continent. This business is included in SYNTHEON and is currently classified as held for sale (see Note 5).

        On October 1, 2005, the Corporation and Grupo IDESA commenced operations of a 50:50 joint venture in Mexico called NOVIDESA, S.A. de C.V. The joint venture develops, manufactures and markets products and systems such, as insulating concrete forms, for the Mexican building and construction market. The joint venture previously marketed expandable polystyrene ("EPS") for construction and packaging applications in the growing Mexican market. The EPS was manufactured at a Grupo IDESA facility. In January 2011, the parties agreed that the joint venture would no longer market EPS and would focus on its products and systems for building and construction applications. This business is included in SYNTHEON and is currently classified as held for sale (see Note 5).

        As of December 31, 2011 and 2010 and for the years then ended, all jointly controlled entities are included in discontinued operations (see Note 5). The following is a summarized statement of financial position for all jointly controlled entities as of January 1, 2010.

(millions of U.S. dollars)	January 1 2010
Current assets	$241
Non-current assets	36
Current liabilities	(138)
Non-current liabilities	(106)

Equity	$33

  Jointly controlled assets

        We own a 50% interest in the Joffre E3 ethylene plant and a 20% interest in a cogeneration facility located at Joffre, Alberta. These are accounted for as jointly controlled assets and are proportionately consolidated in our consolidated financial statements.

        The following is summarized financial information for our interests in jointly controlled assets.

Year ended December 31 (millions of U.S. dollars)	2011	2010
Revenue	$438	$364
Operating expenses, depreciation and income taxes	(294)	(284)

Profit	$144	$80

(millions of U.S. dollars)	December 31 2011	December 31 2010	January 1 2010
Current assets	$94	$69	$41
Non-current assets	955	1,018	1,058
Current liabilities	(27)	(13)	(29)
Non-current liabilities	(31)	(33)	(27)

Equity	$991	$1,041	$1,043

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

11.   INVESTMENTS IN JOINT VENTURES (Continued)

Year ended December 31 (millions of U.S. dollars)	2011	2010
Cash inflows (outflows) from:
Operating activities	$15	$18
Investing activities	$(11)	$(19)
Financing activities	$—	$—

12.   PROPERTY, PLANT AND EQUIPMENT

(millions of U.S. dollars)	Land	Buildings, structures & production plants	Machinery & equipment	Information system hardware	Vehicles	Office furniture & fixtures	Assets under construction	Total
Cost
At January 1, 2010	$46	$3,498	$6	$5	$7	$9	$98	$3,669
Additions	—	95	2	3	—	—	49	149
Classified as held for sale	(2)	(6)	—	—	—	—	(2)	(10)
Disposals	—	(8)	—	—	—	—	—	(8)
Transfers	—	73	—	1	—	—	(74)	—

At December 31, 2010	44	3,652	8	9	7	9	71	3,800
Additions	—	145	3	3	1	—	85	237
Disposals	—	(9)	—	—	—	—	(1)	(10)
Transfers	—	44	1	1	—	—	(46)	—

At December 31, 2011	$44	$3,832	$12	$13	$8	$9	$109	$4,027

Depreciation and impairment
At January 1, 2010	$—	$107	$1	$1	$—	$—	$—	$109
Depreciation	—	213	1	3	—	1	—	218
Classified as held for sale	—	(1)	—	—	—	—	—	(1)
Disposals	—	(2)	—	—	—	—	—	(2)
Impairment	—	20	—	—	—	—	—	20

At December 31, 2010	—	337	2	4	—	1	—	344
Depreciation	—	227	1	3	1	1	—	233
Disposals	—	(2)	—	—	—	—	—	(2)
Impairment	—	6	—	—	—	—	—	6

At December 31, 2011	$—	$568	$3	$7	$1	$2	$—	$581

Net book value
At December 31, 2011	$44	$3,264	$9	$6	$7	$7	$109	$3,446

At December 31, 2010	$44	$3,315	$6	$5	$7	$8	$71	$3,456

At January 1, 2010	$46	$3,391	$5	$4	$7	$9	$98	$3,560

        We assessed all of our non-financial assets for indicators of impairment and determined that certain impairment indicators exist in our Performance Styrenics segment during the fourth quarter of 2011. In accordance with IFRS 1 (see Note 26), we elected to use the fair values of assets and liabilities, as determined in connection with the IPIC acquisition of us on July 6, 2009, as "deemed cost" for the assets and liabilities that could be recognized under IFRS, which included PP&E of our Performance Styrenics segment. Since July 6, 2009, the market for certain products has not improved significantly, but we continue to spend a significant amount on capital expenditures for the business and other common facilities at our manufacturing sites, resulting in a carrying value of these assets at December 31, 2011, of $10 million prior to any impairment charge. The carrying value of these assets at December 31, 2011, was written down to their estimated fair value of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

12.   PROPERTY, PLANT AND EQUIPMENT (Continued)

$4 million, resulting in an impairment charge of $6 million. The impairment charge is included in feedstock and operating costs in the consolidated income statement for the year ended December 31, 2011.

        Although the Performance Styrenics segment continued to add new packaging applications for items such as televisions and computer equipment, demand has not materialized as expected due to poor economic conditions and increasing pricing pressure on the packaged applications which resulted in lower sales volumes during 2010. Accordingly, during the fourth quarter of 2010, management determined that the carrying value of certain assets within our Performance Styrenics segment were greater than the estimated future cash flows. These assets' carrying value at December 31, 2010 prior to write-down was $26 million. The fair value was estimated to be $6 million. Thus, the assets were written down to their estimated fair value, resulting in an impairment charge of $20 million during 2010. The impairment charge is included in feedstock and operating costs in the consolidated income statement for the year ended December 31, 2010.

        The write-downs will reduce future depreciation charges in the Performance Styrenics segment by approximately $3 million per year from 2012 to approximately 2019.

        $2.2 billion (December 31, 2010 — $2.3 billion; January 1, 2010 — $2.4 billion) in net book value of assets in Canada, including real estate, is pledged as collateral for our $425 million senior secured revolving credit facility (December 31, 2010 — $425 million; January 1, 2010 — $350 million). The remaining credit facilities are unsecured (see Note 15).

13.   TRADE AND OTHER PAYABLES

(millions of U.S. dollars)	Notes	December 31 2011	December 31 2010	January 1 2010
Trade payables		$290	$279	$369
Trade payables — related parties	25	—	2	—
Other payables		53	53	35

		$343	$334	$404

14.   OTHER CURRENT LIABILIITES

(millions of U.S. dollars)	Notes	December 31 2011	December 31 2010	January 1 2010
Accrued interest		$29	$30	$32
Accrued distribution — related party	25	75	—	—
Other current liabilities — related party	25	—	22	—
Commodity-based derivatives not designated as hedges		1	2	—
Other liabilities		73	71	84

		$178	$125	$116

  Other current liabilities — related party

        Represent amounts due to the former INEOS NOVA joint venture for indemnified pension liabilities (see Note 5).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

14.   OTHER CURRENT LIABILIITES (Continued)

  Accrued distribution — related party

        In the fourth quarter of 2011, our Board of Directors approved a $75 million distribution for the 2011 financial year, payable to our shareholder at the end of March 2012. The distribution will occur by a reduction of our stated capital account maintained for our common shares.

15.   LONG-TERM DEBT

(millions of U.S. dollars, unless otherwise noted)	Interest rate	Maturity		December 31 2011	December 31 2010	January 1 2010
Revolving credit facilities	Floating	2013-2015		$—	$—	$—
Accounts receivable securitization programs	Floating	2012	(1)	182	154	122
Unsecured debentures and notes	See below	2012-2025		1,529	1,501	1,709
Preferred shares	5.2%	2010		—	—	75
Share of a joint venture's loan(2)	8.6%	2020		20	20	17
Advanced Manufacturing Investment Strategy Loan ("AMIS loan")	4.9%	2019		10	10	10
Obligation under a finance lease	2.5%	2011		—	10	13

				1,741	1,695	1,946
Less amounts due within one year				(582)	(10)	(434)

				$1,159	$1,685	$1,512

(1)
Programs were extended in 2012; see Accounts Receivable Securitization Programs below.

(2)
Non-recourse joint venture secured debt, whereby security is limited to our net investment in the Joffre co-generation joint venture.

  Unsecured Debentures and Notes

        The remaining debentures and notes are unsecured borrowings, which rank pari passu in all respects with our other unsecured and unsubordinated debt. Terms of the outstanding unsecured debentures and notes are as follows:

(millions of U.S. dollars, unless otherwise noted)	Face amount	Stated interest rate		December 31 2011	December 31 2010	January 1 2010
Maturity:
2010(1)	$239	7.85%		$—	$—	$234
2012(2)	$400	6.5%		400	389	378
2013(3)	$400	Floating	(4)	369	355	342
2016(3)	$350	8.375%		342	341	340
2019(3)	$350	8.625%		341	340	339
2025(3)	$100	7.875%		77	76	76

				$1,529	$1,501	$1,709

(1)
We repaid the Cdn$250 million 7.85% notes using cash-on-hand on August 30, 2010. Foreign currency swaps entered into in 2010 to lock in this payment at U.S.$237 million also settled on August 30, 2010.

(2)
On January 17, 2012, we repaid the $400 million 6.5% notes using cash-on-hand.

(3)
Callable at our option at any time.

(4)
LIBOR + 3.125%; 3.78% at December 31, 2011 (3.57% at December 31, 2010; 3.60% at January 1, 2010).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

15.   LONG-TERM DEBT (Continued)

  Accounts Receivable Securitization Programs

        We engage in accounts receivable securitization programs to obtain lower financing rates than those available from other sources. In February 2010, we entered into two new accounts receivable securitization programs (one in the U.S. and one in Canada) to replace our prior programs before they expired. In January 2012, we amended our Canadian accounts receivable securitization program to extend the term for three years to February 11, 2015. The Canadian program allows for maximum funding of $100 million. In February 2012, we amended our U.S. accounts receivable securitization program to extend the term for two years to January 30, 2014 and to increase the maximum funding from $100 million to $125 million. As of December 31, 2011 and 2010, the maximum availability of the programs was $200 million. As of January 1, 2010, the maximum availability of the programs was $130 million. At December 31, 2011, $182 million (December 31, 2010 — $154 million; January 1, 2010 — $122 million) was funded under the programs.

        The programs in existence at December 31, 2011 and 2010 are governed by the same financial covenants as our senior secured revolving credit facility. The programs in existence at January 1, 2010 were governed by the same financial covenants as the total return swap (see Covenants below).

        The receivables transferred to financial counterparties do not meet the IAS 39 derecognition criteria and accordingly, the funded amount of the programs are classified as long-term debt due within one year and long-term debt, respectively, based on the expiry date of the programs. See Note 6 for further details on our accounts receivable securitization programs.

  Series A Preferred Shares and Total Return Swap

        We had entered into a total return swap with respect to the Series A preferred shares of our subsidiary, NOVA Chemicals Inc. The equity notional amount of the total return swap was $75 million as of January 1, 2010. We allowed the total return swap to terminate in accordance with its terms on March 31, 2010 and repaid the equity notional amount of $75 million. The associated Series A preferred shares were returned to NOVA Chemicals Inc. and cancelled.

  AMIS Loan

        In June 2009, our subsidiary, NOVA Chemicals (Canada) Ltd., entered into a loan agreement for a loan in the principal amount of Cdn$10 million made available under the Province of Ontario's Advanced Manufacturing Investment Strategy. We were permitted to use the loan proceeds only to finance certain eligible costs associated with the modernization and expansion of our LDPE capability at our Mooretown facility that was completed in 2010. We drew down the full Cdn$10 million in the fourth quarter of 2009. The maturity date of the loan is December 1, 2019.

  Credit Facilities

        During 2011, we amended our senior secured revolving credit facility to extend the maturity date two years to December 17, 2015. In addition, on March 20, 2011, one of our $100 million unsecured bilateral credit facilities expired undrawn and was not extended and on September 20, 2011, a $30 million tranche of one of our unsecured bilateral credit facilities expired undrawn and was not extended. Accordingly, as of December 31, 2011, we had the following three revolving credit facilities totaling $565 million (of which $17 million was utilized):

  •
  $425 million senior secured revolving credit facility provided by a syndicate of lenders, which matures on December 17, 2015;

  •
  $40 million unsecured bilateral credit facility which expires on September 20, 2013; and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

15.   LONG-TERM DEBT (Continued)

  •
  $100 million unsecured bilateral credit facility, which expires on September 20, 2015.

        During 2010, we amended our senior secured revolving credit facility to extend the maturity date one year to November 17, 2013 and increase the size from $350 million to $425 million. In addition, we entered into a new $100 million unsecured bilateral credit facility, which expires on September 20, 2015 and on March 20, 2010, $95 million of our undrawn unsecured bilateral credit facilities expired and were not extended. Accordingly, as of December 31, 2010, we had the following four revolving credit facilities totaling $695 million (of which $19 million was utilized):

  •
  $425 million senior secured revolving credit facility provided by a syndicate of lenders, which was to mature on November 17, 2013;

  •
  $100 million unsecured bilateral credit facility, which expired on March 20, 2011 and was not extended;

  •
  $70 million unsecured bilateral credit facility ($30 million which expired on September 20, 2011 and was not extended and $40 million which expires on September 20, 2013); and

  •
  $100 million unsecured bilateral credit facility, which expires on September 20, 2015.

        As of January 1, 2010, we had four revolving credit facilities totaling $615 million in borrowing capacity and had utilized $51 million of the facilities. These facilities included:

  •
  $350 million senior secured revolving credit facility provided by a syndicate of lenders, which was to mature on November 17, 2012;

  •
  $65 million unsecured bilateral credit facility, which expired on March 20, 2010 and was not extended;

  •
  $100 million unsecured bilateral credit facility, which expired on March 20, 2011 and was not extended; and

  •
  $100 million unsecured bilateral credit facility ($30 million of which expired on March 20, 2010 and was not extended, $30 million which expired on September 20, 2011 and was not extended and $40 million which expires on September 20, 2013).

        The indentures governing our public debt allow for debt up to 10% (15% for the 2016 and 2019 notes) of consolidated net tangible assets to be secured without having to secure the public debt. If consolidated net tangible assets (defined in accordance with the indentures and calculated on a quarterly basis) fall below the applicable threshold, availability of the $425 million senior secured revolving credit facility will be reduced proportionately. As of December 31, 2011, we had full availability of the $425 million senior secured revolving credit facility (December 31, 2010 — $425 million; January 1, 2010 — $350 million).

  Covenants

        At December 31, 2011 and 2010, our senior secured revolving credit facility and our accounts receivable securitization programs were governed by the following financial covenants, which require quarterly compliance:

  •
  a maximum senior debt-to-cash flow ratio of 3:1, computed on a rolling twelve month basis; and

  •
  a debt-to-capitalization ratio not to exceed 60%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

15.   LONG-TERM DEBT (Continued)

        The table below shows our actual financial covenant ratios as of the end of each quarter during 2011.

	March 31 2011	June 30 2011	September 30 2011	December 31 2011
Senior debt-to-cash flow ratio	0.19	0.17	0.16	0.16
Debt-to-capitalization ratio	39.0	34.5	26.8	25.2

        At January 1, 2010, our $350 million senior secured revolving credit facility, the total return swap and our accounts receivable securitization programs required a minimum consolidated cash flow (calculated quarterly) of not less than $50 million.

  Standby Letter of Credit Facility

        On November 19, 2010, we entered into an uncommitted revolving standby letter of credit and/or guarantee facility with one of the banks in the syndicate of lenders for our senior secured revolving credit facility. During 2011, we increased the size from $60 million to $125 million. The facility is supported by an account performance security guarantee issued by Export Development Canada. The facility is only available for issuance of standby letters of credit (and/or guarantees) by the bank on our behalf. As of December 31, 2011, we utilized $43 million (December 31, 2010 — $26 million) of this facility.

  Repayment Requirements

        Repayment requirements as of December 31, 2011 in respect of long-term debt are as follows:

(millions of U.S. dollars)
2012(1)	$582
2013	402
2014	3
2015	2
2016	353
Thereafter	469

$1,811

(1)
Accounts receivable securitization programs included in the 2012 year were extended, see Accounts Receivable Securitization Programs above for further details, and in January 2012 we repaid our $400 million 6.5% notes using cash-on-hand.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

16.   PROVISIONS

(millions of U.S. dollars)	Restructuring	Decommissioning	Environmental	Legal	Total
At January 1, 2010	$17	$86	$3	$—	$106
Additions	—	5	—	92	97
Interest expense	—	4	—	—	4
Utilized	(13)	—	—	—	(13)
Foreign exchange	—	4	—	—	4

At December 31, 2010	$4	$99	$3	$92	$198
Additions	—	—	—	15	15
Transferred from a disposal group	—	—	2	—	2
Interest expense	—	4	—	—	4
Utilized	(2)	—	—	—	(2)
Reversed	(1)	—	—	—	(1)
Foreign exchange	—	(2)	—	—	(2)

At December 31, 2011	$1	$101	$5	$107	$214

        Our provisions are classified in our consolidated statements of financial position as follows:

(millions of U.S. dollars)	December 31 2011	December 31 2010	January 1 2010
Current	$109	$5	$18
Non-current	105	193	88

	$214	$198	$106

  Restructuring

        Our restructuring provisions consist of severance payments relating to specific restructuring programs. Outstanding restructuring programs relate primarily to union employees at our Corunna facility. All payments are expected to be made within the next year.

  Decommissioning

        Our decommissioning provisions are comprised of expected costs to be incurred upon termination of operations and the closure of active manufacturing plant facilities. The estimated cash flows are expected to be incurred on closure of active plants in 10 to 20 years. In arriving at the estimated decommissioning provision, a risk-free rate was used to discount the estimated future cash flows. The estimated decommissioning provision will increase, or accrete, each year over the lives of active plants.

  Environmental

        Our environmental provisions relate to environmental liabilities and restoration costs associated with inactive sites. Cash outflows relating to these liabilities are expected to occur within one to three years.

  Legal

        We have recorded a provision in connection with a patent infringement claim in the United States. See Note 22 for further details.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

17.   OTHER NON-CURRENT LIABILITIES

(millions of U.S. dollars)	Notes	December 31 2011	December 31 2010	January 1 2010
Other non-current liabilities — related party	25	$—	$—	$6
Other liabilities		48	43	30

		$48	$43	$36

  Other non-current liabilities — related party

        Represent amounts due to the former INEOS NOVA joint venture for indemnified pension liabilities (see Note 5).

18.   FINANCE COSTS

Year ended December 31 (millions of U.S. dollars)	Notes	2011	2010
Interest on long-term debt		$141	$159
Interest on securitizations and other		24	29
Accretion of decommissioning provisions	16	4	4

		169	192
Interest income		(3)	(6)

		$166	$186

19.   OTHER LOSSES, NET

Year ended December 31 (millions of U.S. dollars)	Notes	2011	2010
Patent litigation	22	$(20)	$(95)
Insurance claim		—	45
Other		2	—

		$(18)	$(50)

  Patent litigation

        In 2011 and 2010, we recognized a loss of $20 million and $95 million, respectively, related to a jury verdict that we infringed The Dow Chemical Company's patents, resulting in awarded damages in the amount of $61.8 million, plus interest of $14.3 million in 2010, as well as amounts based on sales of alleged infringing grades of SURPASS® polyethylene film resins plus interest of $15 during 2011 (2010 — $16 million) and other related costs of $5 million during 2011 (2010 — $3 million) (see Note 22).

  Insurance claim

        In 2010, we recognized a $45 million gain related to an arbitration award resulting from an insurance claim involving our Corunna facility that dated back to 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

20.   INCOME TAXES

        The major components of income tax expense included in the consolidated income statements are:

Year ended December 31 (millions of U.S. dollars)	2011	2010
Current income tax:
Current income tax expense	$183	$83
Adjustments in respect of current income tax of previous year	(4)	10

Total current income tax expense	179	93

Deferred tax:
Relating to the origination and reversal of temporary differences	36	31

Total deferred income tax expense	36	31

Income tax expense	$215	$124

        The major components of income tax benefit included in the consolidated statements of other comprehensive income statement are:

Year ended December 31 (millions of U.S. dollars)	2011	2010
Deferred tax related to items charged or credited directly to equity:
Deferred tax benefit on actuarial losses from employee benefit plan liabilities	$(41)	$(17)

Income tax benefit recognized directly in the consolidated statements of other comprehensive income	$(41)	$(17)

        Income tax expense (benefit) by country is as follows:

Year ended December 31 (millions of U.S. dollars)	2011	2010
Current income tax expense (benefit):
Canada	$187	$82
Foreign	(8)	11

Total current income tax expense	179	93

Deferred tax expense (benefit):
Canada	20	36
Foreign	16	(5)

Total deferred income tax expense	36	31

Income tax expense reported in the consolidated income statements	$215	$124

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

20.   INCOME TAXES (Continued)

        A reconciliation of income tax expense and amounts computed by applying the Canadian federal and provincial statutory income tax rates is as follows:

Year ended December 31 (millions of U.S. dollars, except as noted)	2011	2010
Profit before income taxes from continuing operations	$823	$361
Statutory income tax rate	26.5%	28%

Computed income tax expense	218	101
Increase (decrease) in tax resulting from:
Non-deductible expenses for tax purposes	1	—
Non-taxable income	—	6
Foreign earnings	1	2
Utilization of previously unrecognized tax losses	(7)	6
Adjustments in respect to current year income tax on previous years	2	10
Other	—	(1)

Income tax expense on continuing operations reported in the consolidated income statements	$215	$124

  Deferred tax

        Deferred tax relates to the following:

	Consolidated statement of financial position			Consolidated income statement		Other comprehensive income
				Year ended December 31		Year ended December 31
	December 31 2011	December 31 2010	January 1 2010
(millions of U.S. dollars)				2011	2010	2011	2010
Deferred tax asset:
Investment tax credits	$37	$63	$61	$—	$—	$—	$—
Other temporary differences	—	2	—	—	—	—	—

Total deferred tax assets	37	65	61

Deferred tax liability:
Intangible assets	(98)	(106)	—	(8)	—	—	—
Accelerated depreciation on PP&E	(746)	(752)	(886)	(6)	(28)	—	—
Employee benefit plan liabilities	41	47	50	—	(4)	(41)	(17)
Corporate minimum tax credits	—	1	22	1	22	—	—
Losses	—	20	19	20	(1)	—	—
Reduction to tax rates	—	—	22	—	22	—	—
Temporary difference on accrued expenses	(5)	(26)	(29)	29	20	—	—

Total deferred tax liability	(808)	(816)	(802)

Deferred tax expense (benefit)				$36	$31	$(41)	$(17)

Net deferred tax liability	$(771)	$(751)	$(741)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

20.   INCOME TAXES (Continued)

        We offset tax assets and liabilities only if we have a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority for the same legal entity.

        At December 31, 2011, we have U.S. federal tax loss carryforwards of $117 million. These tax losses will expire in 2028. In addition at December 31, 2011, we have $205 million of tax loss carryforwards in Switzerland (December 31, 2010 — $256 million; January 1, 2010 — $319 million), with expiration dates from 2012 to 2017. However, as these losses relate to subsidiaries that have a history of losses, deferred tax assets have not been recognized as these losses may not be used to offset taxable profits elsewhere within the consolidated group. If we were able to recognize all unrecognized deferred tax assets, profit would increase by $65 million.

        A tax reserve is used to provide for uncertain tax positions which consist of potential tax liabilities associated with possible disputes with tax authorities. At December 31, 2011 the tax reserve for uncertain tax positions is $47 million (December 31, 2010 — $41 million; January 1, 2010 — $44 million) and is included in our deferred tax liability on the consolidated statement of financial position.

        There are no income tax consequences as a result of the distribution accrued by us to our shareholder at December 31, 2011.

21.   EMPLOYEE BENEFITS

  Employee Benefits Expense

        The components of employee benefits expense included in the consolidated income statement are as follows:

Year ended December 31 (millions of U.S. dollars)	2011	2010
Wages and salaries	$261	$246
Defined contribution plans	11	10
Defined benefit plans	23	23
Bonuses	53	51
Other	32	32

Total employee benefits expense	$380	$362

  Pension Plans

        We sponsor both defined benefit and defined contribution pension arrangements.

        Defined benefit pensions at retirement are mainly related to credited years of service and remuneration either based on earnings during the last years of employment, or in the case of one of the U.S. plans, based on earnings over a participant's whole career. The Canadian defined benefit pension plans have a provision for partial indexation that is subject to a maximum annual percentage increase. Actuarial reports are prepared regularly by independent actuaries for accounting and funding purposes using the projected unit credit method. The last actuarial valuation for all plans in the United States and in Canada was as of December 31, 2011.

        Plan assets are measured at fair value while pension obligations are discounted using current yield rates of high quality corporate bonds, in the respective country, with terms to maturity that approximate the duration or projected cash flows of our pension liabilities. The plans' assets consist of publicly traded equity and fixed income securities or units of pooled funds or publicly traded mutual funds. We use a measurement date of December 31 for our pension and post-retirement plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

21.   EMPLOYEE BENEFITS (Continued)

        On February 28, 2011, we sold our equity interest in the INEOS NOVA joint venture to INEOS (see Notes 3 and 5). In exchange for us deducting from the sale proceeds agreed upon amounts valued in accordance with the sale agreement, INEOS assumed certain pension liabilities from us. Certain employees of the INEOS NOVA joint venture continued to participate in our Retirement Plan for Eastern Canadian Salaried Employees until February 28, 2011. INEOS assumed financial responsibility for their obligations in respect of all plan service for its members. As part of the sale agreement, all benefits accrued up to February 28, 2011 will be transferred from the Plan once regulatory approval is received.

  Net benefit expense

        Net benefit expense for all significant defined benefit plans consisted of the following:

	Pension Plans		Post-Retirement Plans		Total
Year ended December 31 (millions of U.S. dollars)
	2011	2010	2011	2010	2011	2010
Current service cost	$16	$14	$2	$1	$18	$15
Interest cost	40	41	5	6	45	47
Expected return on plan assets	(40)	(39)	—	—	(40)	(39)

Net benefit expense	$16	$16	$7	$7	$23	$23

Actual return on plan assets	$13	$50	$—	$—	$13	$50

        Net benefit expense is included in the consolidated income statements as follows:

Year ended December 31 (millions of U.S. dollars)	2011	2010
Feedstock and operating costs	$14	$14
Research and development	2	2
Sales and marketing	1	1
General and administrative	6	6

Net benefit expense	$23	$23

        Actuarial gains and losses are recognized in full in the period in which they occur in other comprehensive income. Cumulative actuarial losses recorded in the statement of comprehensive income since January 1, 2010, our date of transition to IFRS, are $240 million.

  Employee benefit plan liability

        The following tables summarize the amounts recognized in the consolidated statements of financial position:

	Pension Plans		Post-Retirement Plans		Total
(millions of U.S. dollars)	December 31 2011	December 31 2010	December 31 2011	December 31 2010	December 31 2011	December 31 2010
Defined benefit obligation	$(908)	$(777)	$(118)	$(107)	$(1,026)	$(884)
Fair value of plan assets	577	562	—	—	577	562

Employee benefit plan liability	$(331)	$(215)	$(118)	$(107)	$(449)	$(322)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

21.   EMPLOYEE BENEFITS (Continued)

	Pension Plans	Post- Retirement Plans	Total
(millions of U.S. dollars)	January 1 2010	January 1 2010	January 1 2010
Defined benefit obligation	$(694)	$(100)	$(794)
Fair value of plan assets	506	—	506

Employee benefit plan liability	$(188)	$(100)	$(288)

  Defined benefit obligation

        Changes in the present value of the defined benefit obligation are as follows:

	Pension Plans		Post-Retirement Plans		Total
Year ended December 31 (millions of U.S. dollars)
	2011	2010	2011	2010	2011	2010
Benefit obligation at beginning of year	$777	$694	$107	$100	$884	$794
Current service cost	16	14	2	1	18	15
Interest cost	40	41	5	6	45	47
Actuarial loss	139	58	11	3	150	61
Settlement gain	—	(9)	—	—	—	(9)
Participant contributions	2	4	2	2	4	6
Benefits paid	(47)	(59)	(7)	(7)	(54)	(66)
Transfer of obligation	1	—	—	—	1	—
Foreign exchange differences	(20)	34	(2)	2	(22)	36

Benefit obligation at end of year	$908	$777	$118	$107	$1,026	$884

        The defined benefit obligation is analyzed as follows:

(millions of U.S. dollars)	December 31 2011	December 31 2010	January 1 2010
Unfunded	$122	$110	$108
Partly funded	904	774	686

Total benefit obligation	$1,026	$884	$794

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

21.   EMPLOYEE BENEFITS (Continued)

  Plan assets

        Changes in the fair value of the plan assets are as follows:

	Pension Plans		Post-Retirement Plans		Total
Year ended December 31 (millions of U.S. dollars)
	2011	2010	2011	2010	2011	2010
Fair value of plan assets at beginning of year	$562	$506	$—	$—	$562	$506
Expected return on plan assets	40	39	—	—	40	39
Actuarial (loss) gain	(27)	11	—	—	(27)	11
Employer contributions	60	44	5	5	65	49
Participant contributions	2	4	2	2	4	6
Settlement loss	—	(9)	—	—	—	(9)
Benefits paid	(47)	(59)	(7)	(7)	(54)	(66)
Foreign exchange differences	(13)	26	—	—	(13)	26

Fair value of plan assets at end of year	$577	$562	$—	$—	$577	$562

        We expect to contribute approximately $110 million to our defined benefit plans in 2012.

        The major categories of plan assets as a percentage of the fair value of the total plan assets are as follows:

	Percentage of Plan Assets
Asset Category	December 31 2011	December 31 2010	January 1 2010
Equities	59%	61%	59%
Fixed Income	41%	39%	41%

Total	100%	100%	100%

  Assumptions

        The principal assumptions used in determining pension and post-retirement benefit obligations for our plans are as follows:

	Pension Plans			Post-Retirement Plans
Weighted-average assumptions used to determine end of year obligations	December 31 2011	December 31 2010	January 1 2010	December 31 2011	December 31 2010	January 1 2010
Discount rate	4.2%	5.0%	5.8%	4.4%	5.4%	6.1%
Expected rate of return on plan assets(1)	6.9%	7.4%	7.4%	—	—	—
Rate of increase of future earnings	4.0%	3.9%	3.9%	—	—	—
Long-term health care inflation(2)	—	—	—	5.0%	5.0%	5.0%
Initial health care trend rate	—	—	—	6.9%	7.2%	7.8%

(1)
We established an appropriate long-term rate of return for each plan's assets which reflects asset allocations within each plan as well as independent views of long-term rate of return expectations for each asset class.

(2)
Ultimate trend rate, expected to be achieved by 2024 for the Canadian plan and 2017 for the U.S. plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

21.   EMPLOYEE BENEFITS (Continued)

  Sensitivity analysis

        A 1% increase in the discount rate would have decreased the defined benefit pension obligation by $94 million at December 31, 2011. A 1% decrease in the discount rate would have increased the defined benefit pension obligation by $114 million.

        A 1% increase in the health care inflation rate would have increased the post-retirement benefit obligation by $17 million at December 31, 2011. A 1% decrease in the same health care inflation rate would have decreased the post-retirement benefit obligation by $13 million.

        A 1% increase or decrease in the health care inflation rate would have had an impact of $1 million on the current service and interest cost components of the post-retirement benefit expense in 2011.

  Experience gains and losses

        Amounts for the current and previous period are as follows:

	Pension Plans		Post-Retirement Plans
(millions of U.S. dollars)	December 31 2011	December 31 2010	December 31 2011	December 31 2010
Defined benefit obligation	$(908)	$(777)	$(118)	$(107)
Fair value of plan assets	577	562	—	—

Deficit	$(331)	$(215)	$(118)	$(107)

Experience adjustments on plan liabilities	$(19)	$9	$(1)	$10
Experience adjustments on plan assets	$(27)	$11	$—	$—

  Post-employment benefits

        Our consolidated statement of financial position includes a liability of $4 million at December 31, 2011 (December 31, 2010 — $6 million; January 1, 2010 — $5 million) for the following: health and welfare benefit continuation to disabled individuals and dependents until the earliest of the disabled's attainment of age 65, death or recovery; short-term disability income continuation; and COBRA continuation for medical and dental benefits. This liability is not included in the table above. A formal actuarial valuation is performed at least every three years with the most current valuation having been performed as of December 31, 2009.

  Post-retirement benefits other than pensions

        We provide medical care and life insurance benefits to eligible retirees and their dependents in North America. We accrue the cost of providing post-retirement benefits as the employees provide services. Post-retirement costs are funded as they are incurred.

        The Patient Protection and Affordable Care Act ("PPACA") was signed into law on March 23, 2010, and on March 30, 2010, the Health Care and Education Reconciliation Act of 2010 ("HCERA") was signed into law, which amends certain aspects of the PPACA. Among other things, the PPACA reduces the tax benefits available to an employer that receives the Medicare Part D subsidy. This change did not have a material impact for us. The PPACA and HCERA will have both immediate and long-term ramifications for many employers that provide retiree health benefits.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

21.   EMPLOYEE BENEFITS (Continued)

  Defined contribution arrangements

        We have a number of defined contribution arrangements providing retirement benefits to certain groups of employees. The total expense for our contributions to these plans was $11 million in 2011 (2010 — $10 million). In 2012, we expect to contribute approximately $14 million to our defined contribution plans.

        Expense related to our defined contribution plans is included in our consolidated income statements as follows:

Year ended December 31 (millions of U.S. dollars)	2011	2010
Feedstock and operating costs	$7	$6
Research and development	1	1
Sales and marketing	1	1
General and administrative	2	2

Defined contribution expense	$11	$10

22.   CONTINGENCIES AND COMMITMENTS

  Legal claim contingencies

        We are involved in litigation from time-to-time in the ordinary course of business. Among these items is a claim filed against us in the Court of Queen's Bench of Alberta by Dow Chemical Canada ULC and its European affiliate concerning our third ethylene plant at our Joffre site. The amount of the claim was initially $120 million, but, on August 12, 2010, the court granted an application to amend the amended statement of claim to update the damage claims and add new claims. Accordingly, the amount of the claim is now approximately $300 million. We initially counterclaimed in the same action for approximately $300 million. We have filed an amended statement of defense and counterclaim. The amount of our counterclaim is now approximately $700 million.

        In 2005, The Dow Chemical Company ("Dow Chemical") filed a complaint against us for alleged patent infringement. The complaint, filed in the Federal District Court in Delaware, alleged that certain grades of our SURPASS® polyethylene film resins infringe two Dow Chemical patents. In June 2010, a jury trial took place resulting in a June 15, 2010, verdict against us which awarded damages in the amount of $61.8 million based on sales of SURPASS resin in the United States through the end of 2009. On July 30, 2010, the court awarded Dow Chemical pre-judgment interest in the amount of $14.3 million. In a subsequent bench trial, the judge ruled that Dow Chemical had standing to bring the suit, holding that Dow Chemical continuously owned the patents in suit.

        Following the jury verdict, both parties filed certain motions with the District Court in Delaware, including a motion by Dow Chemical seeking a permanent injunction to require us to stop importing and selling certain sLLDPE grades of SURPASS resin in the United States. Given the substantial issues for appeal, including the question of Dow Chemical's standing in the case, the short unexpired term of the patents and the possibility that we would prevail on appeal, the court was not persuaded that entry of a permanent injunction would serve the parties or the public interest and the judge denied Dow Chemical's motion for a permanent injunction. Accordingly, the court's order allowed us to continue to sell the alleged infringing grades of the SURPASS resin to existing customers in the United States pending expiration of the patents in October 2011.

        We appealed the verdict to the Court of Appeals for the Federal Circuit ("CAFC") on several grounds. To stay execution (i.e., collection) of the money judgment pending the outcome of the appeal, we posted a bond in the amount of the jury verdict plus pre-judgment interest as awarded by the court, post-judgment interest at a prescribed statutory rate and costs as determined by the court. The bond is secured with cash collateral in the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

22.   CONTINGENCIES AND COMMITMENTS (Continued)

amount of $85 million, which is reported as restricted cash on the consolidated statements of financial position. Oral arguments for the appeal were heard on October 4, 2011. In January 2012, a panel of three CAFC judges affirmed the District Court ruling in a 2-1 non-precedential disposition. In February 2012, we petitioned the CAFC for an en banc (all members of the CAFC) review of the panel decision and have not yet received a response.

        The patents at issue in the U.S. patent litigation expired on October 15, 2011. No accruals have been made beyond that date on the sales of the alleged infringing grades of SURPASS resin in the United States. As of December 31, 2011, $107 million (December 31, 2010 — $92 million; January 1, 2010 — $0 million) has been accrued with respect to this claim, which represents the $76 million award plus $31 million based on sales and interest through December 31, 2011 (December 31, 2010 — $16 million; January 1, 2010 — $0 million) (see Notes 16 and 19). As of December 31, 2011 and 2010, both the provision and restricted cash are reported as current and non-current, respectively, on the consolidated statements of financial position.

        In December 2010, Dow Chemical filed a Statement of Claim against us in Federal Court in Canada alleging that certain grades of our SURPASS polyethylene film resins infringe a Dow Chemical Canadian patent that is related to the U.S. patents subject to the suit in the United States. We filed our statement of defense and counterclaim in March 2011. In April 2011, the Court ordered the trial to commence in January 2013. As this litigation is still in its early stages, and we believe it is not probable that Dow Chemical's action will succeed, no amount has been accrued as of December 31, 2011 with respect to this claim.

  Mooretown LD production outage

        In late 2011, our Mooretown LDPE facility suffered an unplanned shutdown. We will need to perform extensive repairs to return the facility to full operations, which we expect will be completed in the second quarter of 2013. In the interim, we have modified the facility and are in the process of recommissioning to test the capability of the modified facility. It is our intent to operate the modified facility with lower production rates and a reduced product slate until the final repairs are completed.

        Through December 31, 2011, the net book value of PP&E that was damaged and disposed of and repairs and maintenance costs were insignificant. We don't expect the cost of further repairs and replacement parts to be material to our consolidated financial statements.

  Capital commitments

        On November 14, 2011, our Board of Directors approved approximately $250 million to move the Corunna Revamp project into the implementation stage. Completing the revamp of Corunna by early 2014 will allow us to utilize up to 100% NGL feedstock.

        At December 31, 2011, we had capital commitments of $55 million, of which $15 million relates to the Corunna Revamp project and $40 million relates primarily to various sustaining capital projects.

  Guarantees

        Our guarantees consist of letters of credit and other guarantees entered into in the ordinary course of business. In addition, we previously had guarantees related to our interest in the INEOS NOVA joint venture which were terminated when we sold our interest in that joint venture on February 28, 2011.

(millions of U.S. dollars)	December 31 2011	December 31 2010	January 1 2010
Letters of credit	$60	$45	$51
Joint venture guarantees	—	25	44
Other guarantees	12	17	5

	$72	$87	$100

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

22.   CONTINGENCIES AND COMMITMENTS (Continued)

  Operating lease commitments

        We lease office space and transportation equipment under various operating leases. These leases have a life of between 1 and 15 years. Certain railcar lease agreements contain financial covenants for our subsidiary, NOVA Chemicals Inc.

        Future minimum rentals payable under non-cancellable operating leases are as follows:

(millions of U.S. dollars)	December 31 2011	December 31 2010	January 1 2010
Within one year	$45	$43	$43
After one year but not more than five years	147	143	138
More than five years	142	164	200

	$334	$350	$381

        Rental expense under operating leases was $51 million for the year ended December 31, 2011 (2010 — $50 million) and is included in our consolidated income statements as follows:

Year ended December 31 (millions of U.S. dollars)	2011	2010
Feedstock and operating costs	$40	$38
Research and development	2	2
Sales and marketing	1	1
General and administrative	8	9

Rental expense	$51	$50

  Other commitments

        We have entered into other arrangements for the purchase of minimum amounts of feedstock and other raw materials for short- and long-term supply and related transportation and storage agreements. The resulting commitments are as follows:

(millions of U.S. dollars)	December 31 2011	December 31 2010	January 1 2010
Within one year	$1,406	$1,294	$1,262
After one year but not more than five years	3,693	2,290	2,314
More than five years	6,571	1,620	1,730

	$11,670	$5,204	$5,306

23.   SEGMENTED INFORMATION

        We consider both qualitative and quantitative factors in determining reportable segments. Before applying quantitative analyses, we aggregate the business units with similar economic characteristics and business units with similarities in each of the following areas: nature of the product and service, nature of the production process, type or class of customer, methods used to distribute the products or provide the services and, if applicable, the nature of the regulatory environment. Based on the aggregation of the operating segments, we

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

23.   SEGMENTED INFORMATION (Continued)

perform quantitative tests based on revenue, profit and loss and assets and have determined that we have the following four reporting segments.

  Joffre Olefins

        Products:    Ethylene and co-products, including propylene, crude C4 and crude C5 hydrocarbons and hydrogen.

        Applications:    Ethylene is used internally by us to produce polyethylene or sold to third-parties who use ethylene to produce polyethylene and other products.

  Corunna Olefins

        Products:    Ethylene and co-products, including propylene, crude C4 hydrocarbons, C5 dienes, dicyclopentadiene, aromatics, C9 resin oils, hydrogen and fuels. Feedstock mix determines the type and volume of co-products manufactured.

        Applications:    Ethylene is used internally by us to produce polyethylene or sold to customers who use the ethylene to make other products. Chemical co-products are building blocks that are used by customers to make items such as tires, carpet and clothing fibers and household goods. Energy co-products are primarily used by customers for fuel.

  Polyethylene

        Products:    LLDPE, LDPE, HDPE and PE manufactured using Advanced SCLAIRTECH™ technology.

        Applications:    Polyethylene is sold to customers for production of a variety of end-use industrial and consumer products. Consumer products include packaging film, plastic bags, bottles and toys. Industrial applications include storage drums, industrial wrap, retail packaging and building products.

  Performance Styrenics

        Products:    EPS and ARCEL® resins, as well as downstream business ventures including SYNTHEON which is classified as held for sale (see Note 5).

        Applications:    Performance Styrenics polymers are sold to customers who make products for end-use applications including packaging for food and consumer products and insulation for the building and construction industry.

        Management monitors the operating results of the business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. However, financing costs and finance income, income taxes and other income and loss items as well as other corporate items described below are not allocated to operating segments.

  Corporate

        Corporate includes all long-term incentive compensation and profit sharing costs, all unrealized gains and losses on mark-to-market feedstock derivatives, impairment charges, restructuring and corporate operating costs.

        We account for intersegment sales and transfers as if the sales or transfers were to third-parties, that is, at current market price.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

23.   SEGMENTED INFORMATION (Continued)

        The following tables provide information for each segment:

  Revenue From Continuing Operations From External Customers(1)

Year ended December 31 (millions of U.S. dollars)	2011	2010
Joffre Olefins	$914	$819
Corunna Olefins	1,776	1,257
Polyethylene	2,175	1,940
Performance Styrenics	310	217
Eliminations	—	(13)

Total revenue from continuing operations from external customers	$5,175	$4,220

(1)
Third-party.

  Intercompany and Related Party Revenue from Continuing Operations

Year ended December 31 (millions of U.S. dollars)	2011	2010
Joffre Olefins	$1,088	$701
Corunna Olefins	533	748
Polyethylene	7	7
Performance Styrenics	17	87
Eliminations	(1,579)	(1,187)

Total intercompany and related party revenue from continuing operations	$66	$356

  Total Revenue from Continuing Operations(1)

Year ended December 31 (millions of U.S. dollars)	2011	2010
Joffre Olefins	$2,002	$1,520
Corunna Olefins	2,309	2,005
Polyethylene	2,182	1,947
Performance Styrenics	327	304
Eliminations	(1,579)	(1,200)

Total revenue from continuing operations	$5,241	$4,576

(1)
Before intersegment eliminations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

23.   SEGMENTED INFORMATION (Continued)

  Operating Profit (Loss) From Continuing Operations

Year ended December 31 (millions of U.S. dollars)	2011	2010
Joffre Olefins	$902	$383
Corunna Olefins	227	137
Polyethylene	33	298
Performance Styrenics	7	3
Corporate	(125)	(192)
Eliminations	(37)	(32)

Total operating profit from continuing operations	$1,007	$597
Finance costs, net	(166)	(186)
Other losses, net	(18)	(50)
Income tax expense	(215)	(124)

Profit from continuing operations	$608	$237

  Depreciation and Amortization from Continuing Operations

Year ended December 31 (millions of U.S. dollars)	2011	2010
Joffre Olefins	$145	$145
Corunna Olefins	24	20
Polyethylene	90	70
Performance Styrenics	3	4
Corporate	9	9

Total depreciation and amortization from continuing operations	$271	$248

        Depreciation and amortization is included in feedstock and operating costs in our consolidated income statements, except for $9 million for each of the years ended December 31, 2011 and 2010 which is included in general and administrative.

  Capital Expenditures for Continuing Operations

Year ended December 31 (millions of U.S. dollars)	2011	2010
Joffre Olefins	$35	$20
Corunna Olefins	57	28
Polyethylene	61	75
Performance Styrenics	5	3

Total capital expenditures for continuing operations	$158	$126

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

23.   SEGMENTED INFORMATION (Continued)

  Assets

(millions of U.S. dollars)	December 31 2011	December 31 2010(1)	January 1 2010
Joffre Olefins	$2,396	$2,518	$2,592
Corunna Olefins	742	530	570
Polyethylene	1,745	1,713	1,619
Performance Styrenics	118	117	144
Corporate	1,237	722	552
Eliminations	(30)	(25)	(3)

Total assets	$6,208	$5,575	$5,474

(1)
Restated from amounts previously reported in our unaudited interim condensed consolidated financial statements in 2011 for reclassification between segments.

  Geographic Information

  Revenue From Continuing Operations From External Customers(1)

Year ended December 31 (millions of U.S. dollars)	2011	2010
Canada	$2,398	$1,814
United States	2,529	2,182
Europe and Other	248	224

	$5,175	$4,220

(1)
Based on location of customer.

  Non-Current Assets

(millions of U.S. dollars)	December 31 2011	December 31 2010	January 1 2010
Canada	$3,815	$3,848	$3,949
United States	37	41	64
Europe and Other	29	32	39

	$3,881	$3,921	$4,052

        Non-current assets for this purpose consists of property, plant and equipment and intangible assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

24.   FINANCIAL INSTRUMENTS

        The table below is a comparison by class of the carrying value and fair values of our financial instruments that are carried in the consolidated financial statements.

		Carrying amount			Fair value
(millions of U.S. dollars)	Note	December 31 2011	December 31 2010	January 1 2010	December 31 2011	December 31 2010	January 1 2010
Financial assets
Trade and other receivables	6	$510	$477	$376	$510	$477	$376
Other financial assets:
Loans and receivables	8, 10	46	54	73	46	54	73
Available-for-sale investments — unquoted equity shares	10	1	6	13	1	6	13
Available-for-sale investments — quoted debt securities and equity shares	10	12	13	12	12	13	12
Commodity-based derivatives not designated as hedges	8, 10	5	4	18	5	4	18
Cash and cash equivalents		960	306	238	960	306	238

Total		$1,534	$860	$730	$1,534	$860	$730

		Carrying amount			Fair value
(millions of U.S. dollars)	Note	December 31 2011	December 31 2010	January 1 2010	December 31 2011	December 31 2010	January 1 2010
Financial liabilities
Long-term debt	15	$1,741	$1,695	1,946	$1,873	$1,853	$2,047
Trade and other payables	13	343	334	404	343	334	404
Commodity-based derivatives not designated as hedges	14	1	2	—	1	2	—

Total		$2,085	$2,031	$2,350	$2,217	$2,189	$2,451

        The fair values of financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. We have no plans to unwind these positions prior to maturity and have no significant exposure to any individual customer or counterparty. The following methods and assumptions were used to estimate the fair values:

  •
  Cash and cash equivalents, trade and other receivables, loans and receivables and trade and other payables approximate their carrying amounts largely due to the short-term maturities of these instruments.

  •
  Long-term debt is based on quoted market prices, where available, and for all other long-term debt fair value reasonably approximates the carrying value due to the short-term maturities of these instruments.

  •
  Fair value of available-for-sale investments — quoted debt securities and equity shares is derived from quoted market prices in active markets, if available.

  •
  Fair value of available-for-sale investments — unquoted equity shares reasonably approximates their carrying value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

24.   FINANCIAL INSTRUMENTS (Continued)

  •
  We enter into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly foreign exchange forward contracts and commodity forward contracts. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates and forward rate curves of the underlying commodity.

  Fair value hierarchy

        Assets carried at fair value on the consolidated statements of financial positions at December 31, 2011, December 31, 2010 and January 1, 2010 are included in the following fair value hierarchy categories:

	December 31, 2011				December 31, 2010
(millions of U.S. dollars)	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets measured at fair value
Held-for-trading financial assets:
Commodity-based derivatives not designated as hedges	$5	$—	$5	$—	$4	$—	$4	$—
Available-for-sale investments — quoted debt securities and equity shares	12	12	—	—	13	13	—	—
Liabilities measured at fair value
Held-for-trading financial liabilities:
Commodity-based derivatives not designated as hedges	1	—	1	—	2	—	2	—

        During the periods ending December 31, 2011 and 2010 there were no transfers between Level 1 and Level 2 fair value measurements.

	January 1, 2010
(millions of U.S. dollars)	Total	Level 1	Level 2	Level 3
Assets measured at fair value
Held-for-trading financial assets:
Commodity-based derivatives not designated as hedges	$18	$—	$18	$—
Available-for-sale investments — quoted debt securities and equity shares	12	12	—	—
Liabilities measured at fair value
Held-for-trading financial liabilities:
Commodity-based derivatives not designated as hedges	—	—	—	—

        The Level I, II and III classifications in the fair value hierarchy utilized by us are defined as follows:

        Level I.    Fair values are determined using inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access. In determining Level I commodity derivatives trading fair values, we use quoted prices for identically traded commodities obtained from active exchanges such as the New York Mercantile Exchange and the Intercontinental Exchange.

        Level II.    Fair values are determined using inputs other than unadjusted quoted prices that are observable for the asset or liability, either directly or indirectly.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

24.   FINANCIAL INSTRUMENTS (Continued)

        Commodity derivatives fair values falling within the Level II category are determined through the use of quoted prices in active markets adjusted for factors specific to the asset or liability, such as basis and location differentials. We include over-the-counter derivatives with values based upon observable commodity futures curves and derivatives with input validated by broker quotes or other publicly available market data providers in Level II. Level II fair values also include fair values determined using valuation techniques, such as regression or extrapolation formulas, where the inputs are readily observable, including commodity prices for similar assets or liabilities in active markets. The key inputs to valuation models and regression or extrapolation formulas include interest rate yield curves, currency rates, credit spreads, implied volatilities, and commodity prices for similar assets or liabilities in active markets, as applicable.

        Level III.    Fair values are determined using inputs for the asset or liability that are not readily observable. We have not determined any fair values using Level III.

        We are exposed to foreign currency risk, commodity price risk, interest rate risk, liquidity risk and credit risk. Our senior management oversees the management of these risks and is supported by certain committees and individuals that advise on financial risks and the appropriate financial risk governance framework for us. These committees and individuals provide assurance to our senior management that our financial risk-taking activities are governed by the appropriate policies and procedures. It is our policy that no trading in derivatives for speculative purposes shall be undertaken.

  Foreign Currency Risk Management

        Foreign currency risk is the risk that the fair value of future cash flow of a financial instrument will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange rates relates primarily to our operating activities (when revenue or expenses are denominated in a different currency from our functional currency). We have established a policy that provides a framework for foreign currency management, hedging strategies and approved hedging instruments. Hedging instruments may be used to minimize the gains and losses due to short-term foreign currency exchange rate fluctuations. The exposure that may be hedged in accordance with our foreign exchange policy is limited to operational transaction exposure and is generally used only to balance out our cash positions. Foreign currency risks resulting from the translation of assets and liabilities of foreign operations into our functional currency are generally not hedged; however, we may hedge this risk under certain circumstances.

        To address the risks associated with having the U.S. dollar as our functional currency we entered into a series of foreign currency forwards in January 2010, to effectively hedge the foreign currency exposure on the Cdn$250 million 7.85% notes that were due and settled in August 2010. The foreign currency forwards locked in repayment of the Cdn$250 million 7.85% notes at U.S.$237 million.

        Translation currency effects occur when we or one of our subsidiaries incurs monetary assets or liabilities in a currency different from its functional currency. These translation gains and losses are recorded in feedstock and operating costs on the consolidated income statement, except for employee benefit plan liabilities for which the resulting gains or losses are reported in other comprehensive income.

        Foreign currency risks may also result from certain investing activities such as the acquisition and disposal of investments in foreign companies, and may be caused by financial liabilities in foreign currencies and loans in foreign currencies that are extended to affiliated entities for financing purposes. In recent years, these risks generally have not been hedged.

        Our subsidiaries and affiliated entities generally execute their operating activities in their respective local currencies. We historically have not used currency derivatives to hedge such payments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

24.   FINANCIAL INSTRUMENTS (Continued)

  Foreign currency sensitivity

        Our investing, financing and operating activities are exposed to currency risks. The following table demonstrates the sensitivity to a 10% strengthening of the Canadian dollar against the U.S. dollar, with all other variables held constant, of our after-tax profit and other comprehensive income. The impact of translating the net assets of foreign operations into our reporting currency is excluded from the sensitivity analysis. Any change in the Euro would not be material.

(millions of U.S. dollars, except as noted)	Change(1)	Decrease in after-tax profit	Decrease in other comprehensive income
2011	+10%	$64	$28
2010	+10%	$62	$19

(1)
A 10% weakening of the Canadian dollar against the U.S. dollar would have the opposite effect.

  Commodity Price Risk Management

        We use commodity-based derivatives to manage our exposure to price fluctuations on crude oil, refined products and natural gas transactions. The instruments are used to moderate the risk of adverse short-term price movements. Occasionally, longer-term positions will be taken to manage price risk for anticipated supply requirements. The extent to which commodity-based derivatives are used depends on market conditions and requires adherence to our hedging policy. We limit our positions in futures markets to proprietary feedstock requirements and do not use derivative instruments for speculative purposes.

        Commodity swaps are sometimes used and designated as fair value hedges intended to hedge the fair value of our feedstock inventory against changes in the market price. At inception of a hedging relationship, we document the relationship between the hedging instrument and the hedged item, our risk management objective and our strategy for undertaking the hedge. We also require a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging transactions are highly effective in offsetting the changes in the fair value of the hedged items. Unrealized gains and losses on derivative instruments designated and qualifying as fair value hedging instruments, as well as the offsetting unrealized gains and losses on the hedged items, are included in income in the same accounting period within feedstock and operating costs in the consolidated income statement. As of December 31, 2011 and 2010 and as of January 1, 2010, we had no outstanding commodity-based derivatives designated as fair value hedges.

        In addition we utilize options, swaps and futures instruments as economic hedges of commodity price exposures, but they either do not meet the hedge accounting criteria of IAS 39 or are not designated as qualifying hedges. Gains and losses on commodity-based derivatives are included in feedstock and operating costs in the consolidated income statement.

        The notional volume and fair value of outstanding derivative contracts for crude oil and refined products that are not designated or do not qualify for hedge accounting are as follows:

	December 31, 2011			December 31, 2010			January 1, 2010
(millions of U.S. dollars, except as noted)
	Crude oil	Propane	Butane	Crude oil	Propane	Butane	Crude oil	Propane	Butane
Notional volume — mm bbls	0.4	0.1	0.3	1.5	0.9	0.9	2.9	2.7	1.9
Weighted-average price per bbl	$107.84	$55.45	$68.02	$94.75	$48.46	$72.67	$88.61	$45.75	$72.25
Fair value	$3	$—	$2	$2	$4	$(4)	$16	$17	$(15)
Term to maturity — months	1-12	10-12	10-12	1-24	1-24	1-24	1-36	1-36	4-36

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

24.   FINANCIAL INSTRUMENTS (Continued)

        The notional volume and fair value of outstanding derivative contracts for natural gas that are not designated or do not qualify for hedge accounting are as follows:

(millions of U.S. dollars, except as noted)	December 31, 2011	December 31, 2010	January 1, 2010
Notional volume — mm gjs	1.2	1.8	—
Weighted-average price per gj	$3.43	$3.75	$—
Fair value	$(1)	$—	$—
Term to maturity — months	1-2	1-3	—

Year ended December 31 (millions of U.S. dollars)	2011	2010
Unrealized gain (loss)	$2	$(15)
Realized gain	$8	$3

        We lock in a portion of our propane and butane feedstock requirements as a percentage of crude oil using forward contracts that extend to 2012. In 2011 and 2010, our portfolio also included trades to re-price excess feedstock inventory, and a small volume of our winter natural gas requirements was locked in at a fixed price. Changes in forward propane and butane prices as a percentage of forward crude oil prices and a decrease in the notional volumes drove the mark-to-market change in 2011 as compared to 2010. At December 31, 2011, each 10% change in the price of crude oil, propane and butane would have impacted the value of our derivative contracts and changed our after-tax profit by approximately $1 million, $2 million and $3 million, respectively. At December 31, 2010, each 10% change in the price of crude oil, propane and butane would have impacted the value of our derivative contracts and changed our after-tax profit by approximately $11 million, $4 million and $4 million, after tax, respectively. At December 31, 2011 and 2010, each 10% change in the natural gas price would not have materially impacted the value of our derivative contracts. The sensitivity analysis of our commodity derivative contracts does not consider any adjustments for credit risk. See below for further sensitivity analysis of our primary feedstocks, which does not include the above commodity derivatives. There are no other items except as noted, that are excluded or partially excluded from this analysis. At December 31, 2011, we remain exposed to price risk on open commodity derivatives until their maturity. There have been no other changes in our market risk exposure or how this risk is managed.

        The following table illustrates how changes in various feedstock costs could affect our after-tax profit and equity assuming all other factors are held constant. The sensitivity is based on 2011 actual consumption volumes (excluding hedged items and respective hedging instruments, if any) and the periodic effects are determined by relating a reasonably possible change in the risk variables.

(millions of U.S. dollars, except as noted)	Change(1)	Decrease in After-Tax profit	Decrease in Equity
Crude oil	+10%	$77	$77
Natural gas	+10%	$15	$15
Propane	+10%	$20	$20
Butane	+10%	$40	$40

(1)
A 10% decrease in feedstock costs would have the opposite effect.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

24.   FINANCIAL INSTRUMENTS (Continued)

  Interest Rate Risk Management

        Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Changes in the market interest rates of long-term debt with fixed interest rates only affects our profit if such debt is measured at fair value. All of our fixed-rate long-term debt is carried at amortized cost and therefore is not subject to interest rate risk. Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations with floating interest rates.

        We manage our interest rate risk by balancing our exposure to fixed and variable rates while attempting to minimize our interest costs. When deemed appropriate, we enter into interest rate swap agreements to manage our interest rate price risk exposure on certain fixed-rate debt. The agreements generally involve the receipt of fixed-rate amounts in exchange for floating-rate LIBOR-based payments over the terms of the related debt. In 2011 and 2010, we had no floating-for-fixed interest rate swaps outstanding.

        For the disclosure of market risks, management has prepared a sensitivity analysis that shows the effects of reasonably possible changes in relevant risk variables on after-tax income and equity. The periodic effects are determined by relating the reasonably possible changes in the risk variables to the balance of financial instruments at the reporting date. For purposes of this analysis, long-term debt balances as of December 31, 2011 and 2010, were used.

        Changes in market interest rates would affect interest expense on our variable rate, long-term debt which is included in the sensitivity analysis calculation.

        At December 31, 2011 and 2010 if interest rates at that date had been 0.5% higher, with all other variables held constant, after-tax profit and equity for each year would have been $2 million lower, arising mainly as a result of higher interest expense on variable rate borrowings.

  Liquidity Risk Management

        Liquidity risk is the risk that we will not have sufficient funds available to meet our liabilities. We seek to maintain liquidity within a targeted range in the form of cash and cash equivalents and undrawn revolving credit facilities to position us to make scheduled cash payments, pay down debt, ensure ready access to capital, and assist in the solvency and financial flexibility of our operations. Adjustments to the liquidity reserve are made upon changes to economic conditions, anticipated future debt maturities and funding of our defined benefit pension obligations, underlying risks inherent in our operations and capital requirements to maintain and grow operations. Liquidity totaled $1,508 million at December 31, 2011, $982 million at December 31, 2010 and $802 million at January 1, 2010. Our primary objective has always been to focus on and monitor liquidity and cash flow.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

24.   FINANCIAL INSTRUMENTS (Continued)

        The table below summarizes the maturity profile of our liabilities based on contractual undiscounted payments:

	December 31, 2011
(millions of U.S. dollars)	On demand	Less than 3 months	3 to 12 months	2 years	3 years	4 years	5 years	> 5 years	Total
Trade and other payables	$179	$164	$—	$—	$—	$—	$—	$—	$343
Long-term debt	—	582	—	403	3	2	352	469	1,811
Income taxes payable	—	—	40	—	—	—	—	—	40
Other liabilities	—	154	26	12	3	—	—	19	214
Liabilities held for sale	5	2	—	—	—	—	—	—	7

	$184	$902	$66	$415	$6	$2	$352	$488	$2,415

	December 31, 2010
(millions of U.S. dollars)	On demand	Less than 3 months	3 to 12 months	2 years	3 years	4 years	5 years	> 5 years	Total
Trade and other payables	$190	$141	$3	$—	$—	$—	$—	$—	$334
Long-term debt	—	1	9	555	403	3	2	821	1,794
Income taxes payable	—	—	67	—	—	—	—	—	67
Other liabilities	—	111	13	7	7	—	—	24	162
Liabilities held for sale	3	1	—	—	—	—	—	—	4

	$193	$254	$92	$562	$410	$3	$2	$845	$2,361

	January 1, 2010
(millions of U.S. dollars)	On demand	Less than 3 months	3 to 12 months	2 years	3 years	4 years	5 years	> 5 years	Total
Trade and other payables	$315	$85	$4	$—	$—	$—	$—	$—	$404
Long-term debt	—	198	236	10	401	402	2	822	2,071
Income taxes payable	—	—	6	—	—	—	—	—	6
Other liabilities	—	101	14	—	—	—	—	31	146

	$315	$384	$260	$10	$401	$402	$2	$853	$2,627

        Repayment of amounts due within one year may be funded by cash flows from operations, cash-on-hand, accounts receivable securitization programs, and undrawn revolving credit facilities. Capital market transactions may also be used in managing the balance between maturing obligations and available liquidity. Our future liquidity is dependent on factors such as cash generated from ongoing operations and other potential sources of financing. For further discussion about our liquidity, see Credit Facilities and Covenants in Note 15.

  Credit Risk Management

        Counterparty credit risk on financial instruments arises from the possibility that a counterparty to an instrument in which we are entitled to receive payment fails to perform on its obligations under the contract. This includes any cash amounts owed to us by those counterparties, less any amounts owed to the counterparty by us where a legal right of offset exists and also includes the fair value of contracts with individual counterparties which are recorded in the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

24.   FINANCIAL INSTRUMENTS (Continued)

        For derivative financial instruments, we have established a limit on contingent exposure for each counterparty based on the counterparty's credit rating. Credit exposure is managed through credit approval and monitoring procedures. We do not anticipate that any counterparties we currently transact with will fail to meet their obligations. At December 31, 2011 and 2010 and at January 1, 2010, we had no credit exposure for foreign currency or interest rate instruments. At December 31, 2011, we had $5 million credit exposure for commodity-based instruments (December 31, 2010 — $7 million; January 1, 2010 — $17 million).

        In order to manage credit and liquidity risk we invest only in highly rated instruments that have maturities of nine months or less. Limits on the term of an investment, the type of investment and concentration limits per institution are established. Typically we invest only in overnight bank term deposits.

        Trade credit risk includes an unexpected loss in cash and earnings if a customer is unable to pay its obligations or the value of security provided declines. Concentration of credit risk relates primarily to our receivables, as certain customer groups are located in the same geographic area and operate in the same industry. We monitor receivables based on two such concentrations: North America and Europe. At December 31, 2011, approximately 91% of our receivables were from North American customers and 9% were from customers in Europe. Trade receivables over 30 days were approximately 1% of total trade receivables at December 31, 2011 and 2010. We do not consider our trade receivables to be impaired. There is no current indication as of December 31, 2011, that the debtors will not meet their obligations. We continue to monitor all trade receivables. Bad debt write-offs during 2011 were also immaterial as a percentage of total revenue and in line with prior years' experience. We manage our credit risk relating to trade receivables through credit approval and monitoring procedures. We establish and review limits for all active customers. Such limits are based on trade information, payment history, credit score, credit rating and financial analysis, where possible. All credit limits are subject to evaluation and revision at any time based on changes in levels of credit worthiness; sales orders cannot be processed unless a credit limit has been properly approved. Customer credit risk ratings range from low (companies with investment grade bond ratings and very strong financial conditions) to high business risk (companies with an unstable financial condition, a strong possibility of failure and slow payment). Accounts rated low risk are reviewed and approved every eighteen months (although a review may be accelerated if payment deterioration is noted) and accounts rated medium risk are reviewed and approved every twelve months. Upper level management approval is needed for customers with existing credit limits above $5 million. Accounts rated high risk are reviewed every six months. It is sometimes necessary to increase existing credit limits to accommodate rapid price increases. In those cases, we may grant temporary credit limit increases of up to 25%, subject to meeting certain conditions. High risk and high business risk accounts are not eligible for temporary credit limit increases. Customer accounts may be placed on "credit watch" when a slow payment trend is noticed and the account balance consistently goes beyond the approved payment terms or when credit limit review reveals the customer's financial condition is weakening. If necessary, we can utilize credit insurance programs to ensure payment. We may also request collateral when a customer does not meet the financial qualifications for the size credit limit requested or there is a political or economic risk of selling in a certain country. The most prominent forms of security used by us are letters of credit and personal or corporate guarantees. Letters of credit must be issued through acceptable banks with international standing. At December 31, 2011, we held collateral of approximately $6 million in a combination of letters of credit and personal and corporate guarantees from various customers.

        The maximum exposure to credit risk is represented by the carrying amounts of each class of financial assets disclosed in Note 24.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

25.   RELATED PARTIES

        NOVA Chemicals Corporation and its wholly owned subsidiaries, in the ordinary course of business, enter into various purchase and sale transactions with joint ventures and other related parties. The effect of these transactions is included in our consolidated financial statements. Sales to and purchases from related parties are made at terms equivalent to those that prevail in arm's length transactions.

        Our ultimate parent company is International Petroleum Investment Company, which is an investment company established by the government of the Emirate of Abu Dhabi. There were no transactions with IPIC in 2011 or 2010 other than a distribution of $75 million accrued at December 31, 2011 which is scheduled to be paid to NOVA Chemicals Holding GmbH (a 100% indirectly owned subsidiary of IPIC) at the end of March 2012 (see Note 14). There are no other entities with significant influence over us.

        The following list includes all significant subsidiaries of NOVA Chemicals. All of the voting securities of each significant subsidiary are held directly or indirectly by us.

Name
NOVA Chemicals (Canada) Ltd./NOVA Chimie (Canada) Ltée.
NOVA Chemicals Inc.
NOVA Petrochemicals Ltd.
NC Holdings USA Inc.

        Disclosure of joint ventures is provided in Note 11.

        The following tables provide the total amount of transactions that have been entered into with related parties:

(millions of U.S. dollars)		Sales to related parties	Purchases from related parties	Receivables from related parties(1)	Payables to related parties(1)	Notes receivable from related parties(1)	Other liabilities — related parties(1)	Interest received from related parties
Joint ventures:
INEOS NOVA	2011	$66	$28	$—	$—	$—	$—	$—
	2010	$356	$140	$51	$2	$47	$22	$3
	As at January 1, 2010	—	—	$41	$—	$58	$6	—
Other:
Borealis AG	2011	$19	$—	$1	$—	$—	$—	$—
	2010	$5	$—	$4	$—	$—	$—	$—
	As at January 1, 2010	—	—	$—	$—	$—	$—	—

(1)
These amounts are classified as trade receivables, trade payables, notes receivable, interest receivable, and other liabilities from related parties respectively. No impairment of amounts receivable is required.

  Remuneration and other payments received by key management personnel

Year ended December 31 (millions of U.S. dollars)	2011	2010
Short-term employee benefits	$4	$4
Post-employment benefits(1)	—	—
Other long-term benefits	6	2
Termination benefits	—	3

	$10	$9

(1)
Includes expenses related to defined benefit and defined contribution plans.

        The amounts disclosed in the table above are the amounts recognized as an expense during the respective periods.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

26.   CHANGES IN ACCOUNTING PRINCIPLES — TRANSITION TO IFRS

        These consolidated financial statements, for the year ended December 31, 2011, are the first we have prepared in accordance with IFRS. For the periods up to and including the year ended December 31, 2010, we prepared our consolidated financial statements in accordance with Canadian GAAP.

        Accordingly, we have prepared consolidated financial statements which comply with IFRS applicable for periods ending December 31 2011, together with the comparative period data as at and for the year ended December 31, 2010, as described in our accounting policies in Note 2. In preparing these consolidated financial statements, our opening statement of financial position was prepared at January 1, 2010, our date of transition to IFRS. This note explains the principal adjustments we made in restating our Canadian GAAP consolidated statement of financial position as at January 1, 2010 and our previously published Canadian GAAP consolidated statements of financial position, income and comprehensive income as at and for the year ended December 31, 2010. The significant difference in our consolidated statement of cash flows under IFRS is classifying interest paid in financing activities and income taxes paid, net of refunds in operating activities. Under Canadian GAAP, these items were included as supplemental disclosures.

  Exemptions applied

        IFRS 1 allows first-time adopters certain exemptions from the retrospective application of certain standards. We have elected to apply the following IFRS 1 exemptions:

  •
  IFRS 3, Business Combinations, has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2010. Use of this exemption means that the Canadian GAAP carrying amounts of assets and liabilities, which are required to be recognized under IFRS, is their deemed cost at the date of the acquisition. After the date of the acquisition, measurement is in accordance with IFRS. Assets and liabilities that do not qualify for recognition under IFRS are excluded from the opening IFRS statement of financial position. We did not recognize or exclude any previously recognized amounts as a result of IFRS recognition requirements.

  •
  The election to use fair value as deemed cost, as at the date of International Petroleum Investment Company's acquisition of us (July 6, 2009), for all of our assets and liabilities that can be recognized under IFRS.

  •
  Cumulative currency translation differences for all foreign operations were not reset to zero on January 1, 2010.

  •
  The transitional provisions in IFRIC 4, Determining Whether an Arrangement Contains a Lease, and we have assessed all arrangements based upon the conditions in place as at the date of transition.

  Estimates

        The estimates at January 1, 2010 and at December 31, 2010 are consistent with those made for the same dates in accordance with Canadian GAAP (after adjustments to reflect any differences in accounting policies).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts in U.S. dollars, unless otherwise noted.

26.   CHANGES IN ACCOUNTING PRINCIPLES — TRANSITION TO IFRS

Reconciliation of equity as at January 1, 2010 (date of transition to IFRS)

		Presentation Reclassifications				Re-measurement Adjustments
(millions of U.S. dollars)	Canadian GAAP	Notes	Equity method	Assets held for sale	Other (see notes)	ARO	SPE	Employee benefits	Derecognition	Push-down acctg	Other	IFRS
ASSETS
Current Assets
Cash and cash equivalents	$232		$—	$2	$—	$—	$4	$—	$—	$—	$—	$238
Trade and other receivables	305	A,B	(4)	9	(68)	—	12	—	122	—	—	376
Inventories	494		(2)	3	—	—	—	—	—	—	—	495
Income taxes receivable	—	A	—	—	50	—	—	—	—	—	—	50
Other current assets	44	B,C,D	—	1	7	—	(1)	—	—	—	—	51
Deferred tax asset	3	E	—	—	(3)	—	—	—	—	—	—	—

	1,078		(6)	15	(14)	—	15	—	122	—	—	1,210
Assets held for sale	251		(236)	(15)	—	—	—	—	—	—	—	—

	1,329		(242)	—	(14)	—	15	—	122	—	—	1,210
Intangible assets	492		(1)	1	—	—	—	—	—	—	—	492
Other non-current assets	121	C	—	—	12	—	(15)	—	—	—	—	118
Investments in joint ventures	—	D	34	—	(1)	—	—	—	—	—	—	33
Deferred tax asset	58	E	—	—	3	—	—	—	—	—	—	61
Property, plant and equipment	3,553		—	7	—	—	—	—	—	—	—	3,560
Assets held for sale	43		(35)	(8)	—	—	—	—	—	—	—	—

	$5,596		$(244)	$—	$—	$—	$—	$—	$122	$—	$—	$5,474

LIABILITIES & EQUITY
Current Liabilities
Bank loans	$—	F	$—	$1	$(1)	$—	$—	$—	$—	$—	$—	$—
Trade and other payables	555	A,F,G,H,I	(3)	6	(154)	—	—	—	—	—	—	404
Other current liabilities	—	G	—	—	115	—	—	—	—	—	1	116
Deferred tax liability	6	E	—	—	(6)	—	—	—	—	—	—	—
Income taxes payable	—	A	—	—	6	—	—	—	—	—	—	6
Provisions	—	H	—	—	18	—	—	—	—	—	—	18
Long-term debt due within one year	312		—	—	—	—	—	—	122	—	—	434

	873		(3)	7	(22)	—	—	—	122	—	1	978
Liabilities associated with assets held for sale	142		(135)	(7)	—	—	—	—	—	—	—	—

	1,015		(138)	—	(22)	—	—	—	122	—	1	978
Long-term debt	1,512		—	—	—	—	—	—	—	—	—	1,512
Other non-current liabilities	366	H,I	—	—	(326)	—	—	(6)	—	—	2	36
Employee benefit plan liability	—	I	—	—	302	—	—	(14)	—	—	—	288
Provisions	—	H	—	—	40	48	—	—	—	—	—	88
Deferred tax liability	804	E	—	—	6	(13)	—	6	—	—	(1)	802
Liabilities associated with assets held for sale	106		(106)	—	—	—	—	—	—	—	—	—

	3,803		(244)	—	—	35	—	(14)	122	—	2	3,704
EQUITY
Issued capital	849		—	—	—	—	—	—	—	12	—	861
Contributed surplus	941		—	—	—	—	—	—	—	(941)	—	—
Foreign currency translation reserve	5		—	—	—	—	—	—	—	—	—	5
Retained earnings (deficit)	(2)		—	—	—	(35)	—	14	—	929	(2)	904

	1,793		—	—	—	(35)	—	14	—	—	(2)	1,770

	$5,596		$(244)	$—	$—	$—	$—	$—	$122	$—	$—	$5,474

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts in U.S. dollars, unless otherwise noted.

26.   CHANGES IN ACCOUNTING PRINCIPLES — TRANSITION TO IFRS

Reconciliation of equity as at December 31, 2010

		Presentation Reclassifications				Re-measurement Adjustments
(millions of U.S. dollars)	Canadian GAAP	Notes	Equity method	Assets held for sale	Other (see notes)	ARO	SPE	Employee benefits	Derecognition	Push-down acctg	Other	IFRS
ASSETS
Current Assets
Cash and cash equivalents	$300		$—	$—	$—	$—	$6	$—	$—	$—	$—	$306
Trade and other receivables	374	A,B	—	—	(61)	—	10	—	154	—	—	477
Inventories	450		—	—	—	—	—	—	—	—	—	450
Income taxes receivable	—	A	—	—	48	—	—	—	—	—	—	48
Other current assets	57	B,C	—	—	1	—	(1)	—	—	—	—	57
Deferred tax asset	2	E	—	—	(2)	—	—	—	—	—	—	—

	1,183		—	—	(14)	—	15	—	154	—	—	1,338
Assets held for sale	321		(240)	9	—	—	—	(9)	—	—	—	81

	1,504		(240)	9	(14)	—	15	(9)	154	—	—	1,419
Intangible assets	465		—	—	—	—	—	—	—	—	—	465
Restricted cash	85		—	—	—	—	—	—	—	—	—	85
Other non-current assets	87	C	—	—	13	—	(15)	—	—	—	—	85
Deferred tax asset	63	E	—	—	2	—	—	—	—	—	—	65
Property, plant and equipment	3,456		—	—	—	—	—	—	—	—	—	3,456
Assets held for sale	10		(1)	(9)	—	—	—	—	—	—	—	—

	$5,670		$(241)	$—	$1	$—	$—	$(9)	$154	$—	$—	$5,575

LIABILITIES & EQUITY
Current Liabilities
Trade and other payables	$579	A,G,H,I	$—	$—	$(245)	$—	—	$—	$—	$—	$—	$334
Other current liabilities	—	G	—	—	125	—	—	—	—	—	—	125
Deferred tax liability	2	E	—	—	(2)	—	—	—	—	—	—	—
Income taxes payable	—	A	—	—	67	—	—	—	—	—	—	67
Provisions	—	H	—	—	5	—	—	—	—	—	—	5
Long-term debt due within one year	10		—	—	—	—	—	—	—	—	—	10

	591		—	—	(50)	—	—	—	—	—	—	541
Liabilities associated with assets held for sale	245		(241)	—	—	—	—	—	—	—	—	4

	836		(241)	—	(50)	—	—	—	—	—	—	545
Long-term debt	1,531		—	—	—	—	—	—	154	—	—	1,685
Other non-current liabilities	419	H,I	—	—	(378)	—	—	—	—	—	2	43
Employee benefit plan liability	—	I	—	—	285	—	—	37	—	—	—	322
Provisions	—	H	—	—	142	51	—	—	—	—	—	193
Deferred tax liability	835	E	—	—	2	(11)	—	(10)	—	—	—	816

	3,621		(241)	—	1	40	—	27	154	—	2	3,604
EQUITY
Issued capital	849		—	—	—	—	—	—	—	12	—	861
Contributed surplus	941		—	—	—	—	—	—	—	(941)	—	—
Foreign currency translation reserve	2		—	—	—	—	—	—	—	—	—	2
Retained earnings	257		—	—	—	(40)	—	(36)	—	929	(2)	1,108

	2,049		—	—	—	(40)	—	(36)	—	—	(2)	1,971

	$5,670		$(241)	$—	$1	$—	$—	$(9)	$154	$—	$—	$5,575

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

26.   CHANGES IN ACCOUNTING PRINCIPLES — TRANSITION TO IFRS

  Notes to reconciliation of equity as at January 1, 2010 and December 31, 2010

  Presentation reclassifications

  Equity method

        IAS 31, Interests in Joint Ventures, provides that jointly controlled entities may be accounted for either by proportionate consolidation or by using the equity method. Under Canadian GAAP, jointly controlled entities were consolidated by proportionate consolidation. We have adopted the equity method of accounting for jointly controlled entities under IFRS. The adjustments required as at January 1, 2010 and December 31, 2010 had no impact on equity.

  Assets held for sale

        In our consolidated statement of financial position as at January 1, 2010, assets and liabilities previously reported as held for sale under Canadian GAAP can no longer be reported as such under IFRS. This is because IFRS does not allow the restatement of prior periods for comparative purposes with respect to the statement of financial position presentation of asset and liabilities held for sale. In our consolidated statement of financial position as at December 31, 2010, assets and liabilities reported as held for sale were reclassified to current to conform with proper IFRS presentation.

  Other

        Other reclassifications were made in our consolidated statement of financial position as at January 1, 2010 and December 31, 2010, to conform to IFRS presentation and include:

  A — Income taxes receivable and payable have been reclassified to a separate line on the consolidated statement of financial position.

  B — The current portion of commodity-based derivatives, other recoverable taxes and related party interest receivable have been reclassified from trade and other receivables to other current assets.

  C — Available-for-sale financial assets have been reclassified from other current assets to other non-current assets.

  D — Reclassification of other amounts included as assets held for sale under Canadian GAAP.

  E — All deferred taxes have been presented as non-current assets and liabilities.

  F — Bank loans have been reclassified to trade and other payables.

  G — Related party liabilities, accrued interest and other accrued liabilities have been reclassified from trade and other payables to other current liabilities.

  H — Provisions have been reclassified to a separate line on the consolidated statement of financial position.

  I — The current and non-current portions of employee benefit plan liabilities have been reclassified from trade and other payables and from other non-current liabilities to a separate line on the consolidated statement of financial position.

  Re-measurement adjustments

  ARO (Decommissioning liabilities)

        Under Canadian GAAP, the discount rate used to determine the present value of our decommissioning liabilities was based on our credit adjusted risk-free rate. IFRS requires us to use pre-tax discount rate that

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

26.   CHANGES IN ACCOUNTING PRINCIPLES — TRANSITION TO IFRS (Continued)

reflects the current market assessments of the time value of money and risks specific to the liability (which we interpret to be a risk-free rate). Measuring our decommissioning liabilities with a risk-free rate of 4.33% results in an increase in the present value of our decommissioning liabilities at the date of transition to IFRS (January 1, 2010) and December 31, 2010.

  Special purpose entity ("SPE")

        Under Canadian GAAP, we were not required to consolidate NOVA Chemicals Receivable Corporation ("NCRC"), a wholly owned SPE utilized in connection with our U.S. accounts receivable securitization program. SIC 12 requires all subsidiaries to be consolidated if they are determined to be controlled. Because all benefits of the securitization program flow-back to us, NCRC is considered to be a controlled subsidiary and therefore it must be consolidated under IFRS. Intercompany balances have been eliminated.

  Employee benefits

        Under Canadian GAAP, we recognized adjustments arising from changes in assumptions and experience gains and losses in defined benefit plans based on the "corridor method". Under this method, if the cumulative unrecognized actuarial gains and loss exceeded 10% of the greater of the accrued obligations or plan assets at the beginning of the year, the excess was recognized as a component of pension expense on a straight line basis over the estimated average remaining service lifetime of the participating employees. Recognition of actuarial gains and losses within the 10% corridor was deferred. Under IFRS, we elected to recognize cumulative actuarial gains and losses (retrospectively back to July 6, 2009, the date on which we revalued all of our assets and liabilities to fair value) as an asset or liability with the offset to other comprehensive income, and recognized directly in retained earnings. Under IFRS, actuarial gains and losses also includes foreign exchange gains and losses on translation of the respective pension liabilities. Under Canadian GAAP, these were recognized in the consolidated income statement.

  Derecognition

        Although the transfer of accounts receivable under our Canadian and U.S. securitization programs comply with the standards for derecognition under Canadian GAAP, under IAS 39, the receivables transferred to financial counterparties do not meet the derecognition criteria. Accordingly, the funded amount of the programs at the IFRS transition date (January 1, 2010) and December 31, 2010 have been reclassified to long-term debt due within one year and long-term debt, respectively, based on the expiry date of the programs.

  Push-down accounting

        We elected to use push-down accounting under Canadian GAAP (CICA 1625, Comprehensive Revaluation of Assets and Liabilities) to account for the IPIC acquisition of us on July 6, 2009. This resulted in our assets and liabilities being comprehensively revalued to be consistent with the values recorded by IPIC in accordance with CICA 1582, Business Combinations. IFRS has no equivalent push-down accounting standard, however IFRS 1 does allow us to use the fair values of assets and liabilities, as determined in connection with the IPIC acquisition of us, as "deemed cost", for the assets and liabilities that can be recognized under IFRS. The excess of the acquisition date fair values of our identifiable asset and liabilities over the total purchase consideration ("bargain purchase") was reclassified from contributed surplus under Canadian GAAP to retained earnings under IFRS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

26.   CHANGES IN ACCOUNTING PRINCIPLES — TRANSITION TO IFRS (Continued)

  Other

        We have a 20% interest in the Joffre Cogeneration Facility which is accounted for as a jointly controlled asset and proportionately consolidated under both Canadian GAAP and IFRS. Under IFRS a portion of our share of the revenues, under a cost pass-through formula that was recognized in prior periods under Canadian GAAP, must be deferred. The deferred revenue will be recognized in income over the period in which the corresponding assets will be depreciated. Also, at the date of transition to IFRS (January 1, 2010) other current liabilities has been adjusted to recognize a liability for future payments under a contract for maintenance service of the Joffre Cogeneration Facility's electrical generation equipment.

  Reconciliation of profit for the year ended December 31, 2010

(millions of U.S. dollars)	Notes	Canadian GAAP	Presentation reclassifications	Re-measurements	IFRS
Revenue		$4,576	$—	$—	$4,576
Feedstock and operating costs	A	3,466	278	(7)	3,737
Research and development		35	2	—	37
Sales and marketing	A	—	27	—	27
General and administrative	A,B	209	(31)	—	178
Foreign exchange loss	A	13	(13)	—	—
Restructuring	A	20	(20)	—	—
Depreciation and amortization	A,B	243	(243)	—	—

		3,986	—	(7)	3,979

Operating profit from continuing operations		590	—	7	597
Finance costs, net	A	(183)	(4)	1	(186)
Other losses, net	A	(54)	4	—	(50)

		(237)	—	1	(236)

Profit before income taxes from continuing operations		353	—	8	361
Income tax expense		120	—	4	124

Profit from continuing operations		233	—	4	237
Discontinued operations, net of tax		26	—	—	26

Profit		$259	$—	$4	$263

  Reconciliation of comprehensive income for the year ended December 31, 2010

(millions of U.S. dollars)	Notes	Year ended Dec. 31 2010
Comprehensive income as reported under Canadian GAAP		$256
Differences in profit		4
Actuarial losses arising from employee benefit plan liabilities, net of tax	C	(59)

Comprehensive income reported under IFRS		$201

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

26.   CHANGES IN ACCOUNTING PRINCIPLES — TRANSITION TO IFRS (Continued)

  Year ended December 31, 2010 — Presentation reclassifications and re-measurement adjustments

  A — Other reclassification adjustments include moving accretion expense on decommissioning liabilities of $4 million from feedstock and operating costs to finance costs, net, removing sales and marketing expense of $25 million from general and administrative expense; reclassifying certain compensation related costs totaling $15 million from general and administrative expense to feedstock and operating costs ($11 million), sales and marketing expense ($2 million) and research development expense ($2 million); reclassifying losses on the derecognition of property, plant and equipment of $4 million from other losses, net to feedstock and operating costs; and moving foreign exchange losses of $ 13 million, restructuring expense of $20 million and depreciation expense of $234 million from a separate line on the consolidated income statement to feedstock and operating costs. Re-measurement adjustments include a $2 million increase in foreign currency expense on translation of decommissioning liabilities, a $1 million decrease in finance costs, net for a decrease in accretion expense on decommissioning liabilities and a $10 million decrease in pension foreign currency expense on reclassification of translation of employee benefit liabilities from the consolidated income statement to other comprehensive income, and then directly to retained earnings.

  B — Other reclassification adjustment includes moving depreciation expense of $9 million from a separate line on the income statement to general and administrative.

  Reconciliation of comprehensive income as reported under Canadian GAAP to IFRS

  C — Under Canadian GAAP, we recognized adjustments arising from changes in assumptions and experience gains and losses in defined benefit plans based on the "corridor method". Under this method, if the cumulative unrecognized actuarial gains and loss exceeded 10% of the greater of the accrued obligations or plan assets at the beginning of the year, the excess was recognized as a component of pension expense on a straight line basis over the estimated average remaining service lifetime of the participating employees. Recognition of actuarial gains and losses within the 10% corridor was deferred. Under IFRS, we elected to recognize cumulative actuarial gains and losses as an asset or liability with the offset to other comprehensive income, and recognized directly in retained earnings. Under IFRS, actuarial gains and losses also includes foreign exchange gains and losses on translation of the respective pension liabilities. Under Canadian GAAP, these were recognized in the consolidated income statement.

27.   SUBSEQUENT EVENTS

  $400 million 6.5% notes

        On January 17, 2012, we repaid our $400 million 6.5% notes using cash-on-hand.

  Accounts receivable securitization programs

        In January 2012, we amended our Canadian accounts receivable securitization program to extend the expiration date from February 2012 to February 2015. In February 2012, we amended our U.S. accounts receivable securitization program to extend the expiration date from February 2012 to January 2014 and increase the maximum funding from $100 million to $125 million.

  U.S. patent litigation

        In 2005, Dow Chemical filed a complaint against us for alleged patent infringement in the U.S. (see Note 22). In January 2012, a panel of three CAFC judges affirmed the District Court ruling in a 2-1 non-precedential disposition in favor of Dow Chemical. In February 2012, we petitioned the CAFC for an en banc (all members of the CAFC) review of the panel decision and have not yet received a response.

QuickLinks

  Exhibit 99.1
CONSOLIDATED INCOME STATEMENTS
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
CONSOLIDATED STATEMENTS OF CASH FLOWS
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY